As filed with the Securities and Exchange Commission on January 19, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Titan International, Inc.
(Exact name of registrant as specified in its charter)

Illinois	3312	36-3228472
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301
(217) 228-6011
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cheri T. Holley
Vice President, Secretary and General Counsel
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301
(217) 228-6011
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barbara A. Bowman Bodman LLP 6th Floor at Ford Field 1901 St. Antoine Street Detroit, MI 48226 (313) 259-7777	Lisa L. Jacobs Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	per Share(2)	Offering Price(3)	Fee(4)
Common Stock, no par value	6,577,200	$20.19	$132,793,668	$14,209

(1)	This Registration Statement registers the maximum number of shares of the Registrant’s common stock, no par value, that may be issued in connection with the conversion offer by the Registrant for up to $81,200,000 aggregate principal amount of the Registrant’s outstanding 5.25% Senior Convertible Notes due 2009 (the “Securities”). Pursuant to Rule 416 of the Securities Act of 1933, as amended (the “Securities Act”), such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued or become issuable in connection with stock splits, stock dividends, recapitalizations or similar events.

(2)	Calculated by dividing the proposed maximum aggregate offering price of $132,793,668 by 6,577,200, which is the maximum number of shares of common stock that may be issued pursuant to the conversion offer.

(3)	Estimated solely for purpose of calculating the registration fee pursuant to Rules 457(c) and (f))(1) under the Securities Act of 1933 based on the product of (i) $20.19, which is the average of the high and low prices per share for the Registrant’s common stock on January 12, 2007, and (ii) 6,577,200, which represents the maximum number of shares of the Registrant’s common stock that may be issued in connection with the conversion of $81,200,000 aggregate principal amount of the Securities.

(4)	The amount of the filing fee has been calculated in accordance with Section 6(b) of the Securities Act and is equal to $107.00 for each $1,000,000 of the Proposed Maximum Aggregate Offering Price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this conversion offer prospectus is not complete and may be changed. You may not receive securities in the conversion offer until the registration statement filed with the Securities and Exchange Commission is effective. This conversion offer prospectus is not an offer to convert or exchange these securities and is not soliciting an offer to convert or exchange these securities in any state where the offer, conversion or exchange is not permitted.

CONVERSION OFFER PROSPECTUS

Titan International, Inc.
Offer to Increase Conversion Rate
Upon the Conversion of
Titan International Inc.’s
5.25% Senior Convertible Notes due 2009
(CUSIP No. 88830MAA0)
into Titan International, Inc. Common Stock

We are offering to increase the conversion rate to holders of our 5.25% Senior Convertible Notes (the “Convertible Notes”) who elect to convert their Convertible Notes into shares of our common stock, no par value per share, in accordance with the terms and subject to the conditions described in this conversion offer prospectus and the accompanying letter of transmittal. As of January 18, 2007, $81,200,000 principal amount of Convertible Notes was outstanding.

The Convertible Notes are currently convertible at a conversion rate of 74.0741 shares of common stock per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a conversion price of approximately $13.50 per share. Holders who surrender their Convertible Notes for conversion on or before 5:00 p.m., New York City time, on February   , 2007 will receive a conversion rate of 81.0 shares per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a conversion price of approximately $12.35 per share. This represents an increase in the conversion rate of 6.9259 shares per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a decrease in the conversion price of approximately $1.15 per share.

This offer will expire at 5:00 p.m., New York City time, on          , February   , 2007, unless extended or earlier terminated.

We are not required to issue fractional shares of common stock upon conversion of the Convertible Notes. Instead, we will pay a cash adjustment for such fractional shares based upon the closing price of the common stock on the business day preceding the settlement date. If all Convertible Notes are converted in the conversion offer, we would be required to issue a total of 6,577,200 shares of common stock.

The Convertible Notes are not listed on any national securities exchange and there is no established trading market for these Convertible Notes. However, the Convertible Notes are traded on the PORTALsm system of The NASDAQ Stock Market, Inc. Our common stock is traded on the New York Stock Exchange under the symbol “TWI.” As of January 17, 2007, the closing price of the common stock on the New York Stock Exchange was $21.47 per share. The shares of common stock to be issued in this conversion offer have been approved for listing on the New York Stock Exchange.

Conversion of the Convertible Notes and an investment in the common stock involves risks. See “Risk Factors” beginning on page 10 for a discussion of issues that you should consider with respect to this conversion offer.

You must make your own decision whether to convert any Convertible Notes in this conversion offer, and, if so, the amount of Convertible Notes to convert. Neither Titan International, Inc., the conversion agent, the information agent, the dealer manager, the trustee nor any other person is making any recommendation as to whether you should convert your Notes in the conversion offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this conversion offer prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The dealer manager for the conversion offer is:

Merrill Lynch & Co.

The date of this conversion offer prospectus is January   , 2007

As used in this conversion offer prospectus, except where the context otherwise requires or as otherwise indicated, “Titan International, Inc.”, “Titan,” the “company,” “we,” “our,” and “us” refer to Titan International, Inc. and its subsidiaries. We refer to our 5.25% Senior Convertible Notes due 2009 as the “Convertible Notes.”

This conversion offer prospectus incorporates important business and financial information about us that is not included in or delivered with this conversion offer prospectus. Information incorporated by reference is available without charge to holders of our Convertible Notes upon written or oral request to us at Titan International, Inc., 2701 Spruce Street, Quincy, Illinois 62301, Attention: Cheri T. Holley, Vice President, Secretary and General Counsel, or by telephone at (217) 228-6011. To obtain timely delivery, holders of Convertible Notes must request the information no later than five business days before the date they must make their investment decision, or February   , 2007, the present expiration date of the conversion offer, and deliver proper instructions prior to the expiration date of the conversion offer.

You should rely only on the information contained or incorporated by reference in this conversion offer prospectus. We have not, and each of the dealer manager, the information agent and the conversion agent has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to convert these securities in any jurisdiction where the offer or conversion is not permitted. To the best of our knowledge, the information in this conversion offer prospectus is materially accurate on the date appearing on the front cover of this conversion offer prospectus. You should assume that the information in this conversion offer prospectus is materially accurate as of the date appearing on the front cover of this conversion offer prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This conversion offer prospectus and the documents incorporated by reference herein include forward-looking statements. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “believe,” “expect,” “will,” “anticipate,” “intend,” “estimate,” “project,” “plan,” “assume,” “seek to” or other similar expressions, although not all forward-looking statements contain these identifying words. We commonly use forward-looking statements throughout this conversion offer prospectus and the documents incorporated by reference herein regarding the following subjects:

•	this conversion offer;

•	our business strategy, plans and objectives;

•	our understanding of our competition;

•	market trends;

•	projected sources and uses of available cash flow;

•	projected capital expenditures;

•	our future financial results and performance;

•	potential liability with respect to legal proceedings; and

•	potential effects of proposed legislation and regulatory action.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and are applicable only as of the date on the cover of this conversion offer prospectus or, in the case of forward-looking statements incorporated by reference, as of the date of the filing that includes the statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our stockholders. Such factors include, without limitation, the following:

•	those identified under “Risk Factors” including, without limitation:

•	the cyclical nature of the industries in which we operate including the factors that have led to recent corn prices;

•	our concentrated customer base;

•	substantial competition from international and domestic companies;

•	unanticipated losses related to acquisitions or investments;

•	failure to maintain satisfactory labor relations;

•	price fluctuations of key commodities;

•	our reliance on a limited number of suppliers;

•	unfavorable outcomes of legal proceedings;

•	costs related to compliance with corporate governance requirements;

•	limitations on our financial and operating flexibility as a result of our significant interest expense compared to our cash flows; and

ii

•	restrictions on our ability to pursue our business strategies or repay our indebtedness as a result of restrictive covenants in our credit facility and the indenture governing our senior unsecured convertible notes;

•	those identified from time to time in our public filings with the Securities and Exchange Commission;

•	the negative impact of economic slowdowns or recessions;

•	the effect of changes in interest rates;

•	the condition of the markets for our products;

•	our access to funding sources and our ability to renew, replace or add to our existing credit facilities on terms comparable to the current terms;

•	the impact of new state or federal legislation or court decisions on our operations; and

•	the impact of new state or federal legislation or court decisions restricting the activities of lenders or suppliers of credit in our market.

iii

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere or incorporated by reference in this conversion offer prospectus as well as the information contained in the letter of transmittal and any amendments or supplements thereto. Because this is a summary, it may not contain all the information you should consider before deciding whether to accept our offer to convert your Convertible Notes in the conversion offer. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” before making your investment decision.

Titan International, Inc.

We are a leading manufacturer of steel wheels and tires for off-highway vehicles used in the agricultural, earthmoving/construction, military and consumer products (including recreational trailers, all terrain vehicles (“ATVs”) and grounds care vehicles) markets. We generally manufacture the wheels and tires for these vehicles and provide the value-added service of selling a complete wheel and tire assembly. We offer thousands of products that are manufactured in relatively short production runs and must meet Original Equipment Manufacturers’ (“OEM”) specifications. Our net sales for 2005 and our net sales for the nine months ended September 30, 2006 were approximately $470 million and $514 million, respectively. We have three operating segments: Agricultural, Earthmoving/Construction and Consumer.

Our Agricultural segment accounted for 64% of revenue for the nine months ended September 30, 2006. Our agricultural rims, wheels and tires are manufactured for use on various agricultural and forestry equipment, including tractors, combines, skidders, plows, planters and irrigation equipment, and are sold directly to OEMs and to the aftermarket through independent distributors, equipment dealers and our own distribution centers. The wheels and rims range in diameter from 9” to 54” with the 54” diameter being the largest agricultural wheel manufactured in North America. Basic configurations are combined with distinct variations (such as different centers and a wide range of material thickness) allowing us to offer a broad line of product models to meet customer specifications. Our agricultural tires range from 8” to 85” in diameter and from 4.8” to 44” in width. We also offer the added value of delivering a complete wheel and tire assembly to customers in the agricultural market.

Our Earthmoving/Construction segment accounted for 23% of revenue for the nine months ended September 30, 2006. We manufacture rims, wheels and tires for various types of earthmoving, mining, military and construction equipment, including skid steers, aerial lifts, cranes, graders and levelers, scrapers, self-propelled shovel loaders, load transporters, haul trucks and backhoe loaders. We provide customers with a broad range of earthmoving/construction wheels ranging in diameter from 20” to 63”, in width from 8” to 60” and in weight from 125 pounds to 7,000 pounds. The 63” diameter wheel is the largest manufactured in North America for the earthmoving/construction market. We sell our wheels and tires to both the OEM and Aftermarket segments. We also offer the added value of a complete wheel and tire assembly in the earthmoving/construction market.

Our Consumer segment accounted for 13% of revenue for the nine months ended September 30, 2006. We build a variety of products for all-terrain vehicles (ATV), turf, golf and trailer applications. Consumer wheels and rims range from 8” to 16” in diameter. Recently, ATV tires using the new stripwinding manufacturing process have been introduced to the marketplace. For the domestic boat, recreational and utility trailers markets, we provide wheels and tires and assemble brakes, actuators and components. We also offer the value-added service of a complete wheel and tire assembly in the consumer market.

Our major OEM customers include Deere & Company (“Deere”), CNH Global N.V. (“CNH”), AGCO Corporation, Kubota Corporation and Caterpillar Inc. (“CAT”). In addition, we continue to expand our sales of wheels and tires to the aftermarket, where product demand tends to be less cyclical than in the OEM market. We distribute our tire products in the aftermarket primarily through a network of independent distributors and also through our own distribution centers. This distribution network enables us to service markets not otherwise accessible through our traditional OEM marketing channels.

We are an Illinois corporation. Our principal corporate offices are located at 2701 Spruce Street, Quincy, Illinois 62301, and the telephone number is (217) 228-6011.

Purpose of the Conversion Offer

We are offering to increase the conversion rate for the Convertible Notes surrendered for conversion upon the terms and subject to the conditions set forth in this conversion offer prospectus and the related letter of transmittal. The Convertible Notes are currently convertible at a conversion rate of 74.0741 shares of common stock per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a conversion price of approximately $13.50 per share. The conversion offer allows current holders of Convertible Notes who surrender their Convertible Notes for conversion on or before 5:00 p.m., New York City time, on February   , 2007 to receive a conversion rate of 81.0 shares per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a conversion price of approximately $12.35 per share. This represents an increase in the conversion rate of 6.9259 shares per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a decrease in the conversion price of approximately $1.15 per share. The purposes of the conversion offer are to induce the conversion into common stock of any and all of the outstanding Convertible Notes to reduce our ongoing fixed interest obligations, and to improve the trading liquidity of our common stock by increasing the number of outstanding shares of common stock available for trading.

Recent Developments

Closing of Senior Unsecured Notes.  On December 28, 2006, we issued $200 million principal amount of five-year senior unsecured notes due 2012. The notes are senior unsecured obligations of the company. The $200 million of five-year senior unsecured notes were sold at par and will bear interest at a rate of 8 percent per annum. We used the net proceeds from that offering to repay the balance of our revolving credit facility and we will use the remaining cash for general corporate purposes. The Company lowered its revolving loan availability on its credit facility to $125 million and had no cash borrowings on this facility at year-end 2006.

Continental Acquisition.  On July 31, 2006, we acquired the off-the-road (OTR) tire assets of Continental Tire North America, Inc. (Continental) in Bryan, Ohio. We purchased the assets of Continental’s OTR tire facility for approximately $53 million in cash proceeds. The assets purchased included Continental’s OTR plant, property and equipment located in Bryan, Ohio, and inventory and other current assets. The productivity obtained since startup after the July 31 acquisition date associated with the Bryan facility is meeting current expectations. The Bryan facility achieved a manufacturing output of approximately $16 million since startup after the July 31 acquisition date through September 30, 2006.

Goodyear Acquisition.  On December 28, 2005, we acquired The Goodyear Tire & Rubber Company’s North American farm tire assets. We purchased the assets of Goodyear’s North American farm tire business for approximately $100 million in cash proceeds. The assets purchased include Goodyear’s North American plant, property and equipment located in Freeport, Illinois, and Goodyear’s North American farm tire inventory. The December 2005 Goodyear North American farm tire asset acquisition included a long-term license agreement with The Goodyear Tire & Rubber Company to manufacture and sell certain off-highway tires in North America, which includes the right to use the Goodyear trademark. The productivity obtained during the first nine months of 2006 associated with the Freeport facility is meeting our current expectations. The Freeport facility achieved a manufacturing output of approximately $38 million and $150 million of manufacturing output during the three and nine months ended September 30, 2006, respectively.

Termination of Cash Merger Discussions.  On October 11, 2005, we received an offer from One Equity Partners LLC (One Equity), a private equity affiliate of JPMorgan Chase & Co., indicating One Equity’s interest in acquiring us in a cash merger for $18.00 per share of our common stock. On April 12, 2006, we and One Equity announced the termination of discussions regarding the proposed cash merger. On April 17, 2006, our Board of Directors met and thanked the Special Committee, which had been formed to pursue discussions regarding One Equity’s proposed cash merger, for all their efforts expended and agreed that their Special Committee responsibilities have been completed.

Selected Historical Consolidated Financial Data

The selected financial data presented below as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 has been derived from our consolidated financial statements, as audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm. The selected financial data presented below as of and for the nine months ended September 30, 2005 and 2006, has been derived from our unaudited interim consolidated financial statements. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the results of operations for the periods presented. Results of operations for the interim periods are not indicative of the results that might be expected for any other interim period or for an entire year. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2005, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, incorporated by reference in this conversion offer prospectus.

								Nine Months Ended
	Year Ended December 31,							September 30,
	2001	2002		2003	2004	2005		2005		2006
								(Unaudited)
	(Amounts in thousands)

Statement of Operations Data:
Net sales	$457,475	$462,820		$491,672	$510,571	$470,133		$373,550		$513,891
Gross profit	18,664	29,741		29,703	79,500	64,210		57,556		70,636
(Loss) income from operations	(33,465)	(14,086)		(16,220)	33,322	11,999		29,308		33,650
(Loss) income before income taxes	(46,386)	(44,293	)(a)	(33,668)	15,215	(2,885	)(b)	16,583	(b)	24,473
Net (loss) income	(34,789)	(35,877	)(a)	(36,657)	11,107	11,042	(b)(c)	16,583	(b)	14,684
Other Financial Data:
Depreciation and amortization	$37,263	$33,622		$32,277	$24,907	$20,746		$15,854		$19,460
Capital expenditures	11,865	9,759		14,564	4,328	6,752		3,083		4,844
Interest expense	20,919	20,565		20,231	16,159	8,617		6,723		11,997
Cash flows from operating activities	25,763	16,908		10,382	18,149	22,899		35,619		(13,362)
Cash flows from investing activities	(16,486)	(9,141)		(33,754)	62,392	(76,743)		(2,695)		(48,808)
Cash flows from financing activities	(5,610)	4,407		7,219	(85,751)	53,306		(33,460)		61,859
Balance Sheet Data (end of period):
Cash and cash equivalents	$9,214	$22,049		$6,556	$1,130	$592		$594		$281
Working capital	180,684	170,263		183,971	114,898	157,984		120,133		212,386
Current assets	262,723	254,569		286,946	154,668	206,167		156,706		301,613
Total assets	568,954	531,999		523,084	354,166	440,756		336,924		566,731
Long-term debt	256,622	249,119		248,397	169,688	190,464		101,887		258,590
Stockholders’ equity	185,907	144,027		111,956	106,881	167,813		162,980		186,695

(a)	Includes loss on investments of $12.4 million ($10.0 million after taxes).

(b)	Includes noncash convertible debt conversion charge of $7.2 million.

(c)	Includes tax benefit of $13.9 million for tax valuation allowance.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma consolidated condensed statements of operations for the year ended December 31, 2005, and the nine months ended September 30, 2006, give effect to the acquisition of the Continental Tire North America (Continental) off-the-road (OTR) tire assets. The December 31, 2005 pro forma consolidated condensed statement of operations also gives effect to the Goodyear North American Farm Tire Acquisition. The pro forma statements also give effect to this convertible note conversion offer and assume that all outstanding notes are converted. The pro forma consolidated condensed statements of operations are presented as if all of the transactions had occurred on January 1, 2005.

The pro forma statements of operations were derived by adjusting our historical financial statements. The adjustments are based on currently available information and, therefore, the actual adjustments may differ from the pro forma adjustments.

The pro forma statements of operations have also been derived from Continental off-the-road tire assets historical accounting records and are presented on a carve-out basis to include the historical operations applicable to the assets we acquired in Bryan, Ohio. The historical statements of revenue and certain expenses vary from an income statement in that they do not show certain expenses that were incurred in connection with the seller’s ownership of the acquired assets, including interest, corporate expenses, and income taxes. The seller did not segregate such operating cost information related to the off-the-road tire assets for financial reporting purposes and, therefore, any pro forma allocation would not be a reliable estimate of what these costs would actually have been had the Continental off-the-road tire assets been operated as a stand alone entity.

The pro forma statements of operations have also been derived from The Goodyear Tire & Rubber Company’s North American farm tire asset historical accounting records and are presented on a carve-out basis to include the historical operations applicable to the Freeport, Illinois, facility. The historical combined statements of revenue, cost of goods sold, and direct operating expenses vary from an income statement in that they do not show certain expenses that were incurred in connection with the seller’s ownership of the acquired assets, including interest, corporate expenses, and income taxes. The seller had never segregated such operating cost information related to the North American farm tire assets for financial reporting purposes and, therefore, any pro forma allocation would not be a reliable estimate of what these costs would actually have been had the Goodyear North American farm tire assets been operated as a stand alone entity. The Goodyear North American farm tire assets were acquired on December 28, 2005.

The pro forma consolidated condensed financial statements should be read in conjunction with the historical consolidated financial statements and the related notes thereto included in the Titan International, Inc. 2005 Annual Report on Form 10-K and the September, 2006, Quarterly Report on Form 10-Q.

The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the acquisition of assets actually occurred on the dates assumed nor is it necessarily indicative of Titan International, Inc.’s future consolidated results of operations or financial position.

PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2005

		Goodyear
	Historical	North American		Pro Forma		Pro Forma
	Titan	Farm Assets(a)	Continental	Adjustments		Titan
	(Amounts in thousands, except per share date)

Net sales	$470,133	$244,160	$113,890	$0		$828,183
Cost of sales	405,923	223,740	90,637	726	(b)	721,026

Gross profit	64,210	20,420	23,253	(726)		107,157
Selling, general & administrative expenses	32,270	7,513	7,880	8,206	(c)	55,869
Dyneer legal charge	15,205	0	0	0		15,205
Idled assets marketed for sale depreciation	4,736	0	0	0		4,736

Income (loss) from operations	11,999	12,907	15,373	(8,932)		31,347
Interest expense	(8,617)	0	0	(9,093	)(d)	0
				5,700	(e)	(12,010)
Noncash convertible debt conversion charge	(7,225)	0	0	0		(7,225)
Other income	958	0	1,013	0		1,971

(Loss) income before income taxes	(2,885)	12,907	16,386	(12,325)		14,083
(Benefit) provision for income taxes	(13,927)	0	0	6,787	(f)	(7,140)

Net income (loss)	$11,042	$12,907	$16,386	$(19,112)		$21,223

Income per common share(g)
Basic	$.61	—	—	—		$.86
Diluted	.60	—	—	—		.85
Average common shares and equivalent outstanding
Basic	18,053	—	—	6,577	(e)	24,630
Diluted	18,284	—	—	6,577	(e)	24,861

(a)	The Goodyear North American Farm Assets column includes the following pro forma numbers for the period of October 1, 2005, to December 28, 2005 (amounts in thousands): Sales — $53,078; Cost of sales — $48,639; and Selling, general & administrative — $1,634.

(b)	To record the difference in depreciation between the actual depreciation recorded on the Goodyear North American farm tire assets and the Continental off-the-road tire assets and the calculated amount if the Company had acquired these assets on January 1, 2005. The difference is the result of differing asset values and lives. The Company uses straight-line depreciation with the following lives: Buildings — 25 years; Machinery & Equipment — 10 years; Tools, Dies and Molds — 5 years.

(c)	To record 2% trademark and technology royalty on certain tire sales pursuant to the Goodyear asset purchase agreement.

(d)	To record the additional interest of $5,764 for the Goodyear acquisition for the year ended December 31, 2005. Interest is calculated using a rate of 6.03% derived from the terms of the Company’s revolving credit facility, which was LIBOR plus 3% during the period. The pro forma adjustment for interest would have been one hundred twenty thousand dollars ($120,000) higher or lower if the interest rate had been 1/8% higher or lower. Also, to record the additional interest of $3,329 for the Continental off-the-road tire acquisition for the year ended December 31, 2005. Interest is calculated using a rate of 6.29% derived from the terms of the Company’s revolving credit facility, which was LIBOR plus 3% during the period. The pro forma adjustment for interest would have been sixty-six thousand dollars ($66,000) higher or lower if the interest rate had been 1/8% higher or lower.

(e)	To record the decrease in interest paid on the convertible notes, assuming that all outstanding notes were converted on January 1, 2005. If all notes were converted per the terms of the conversion offer in this prospectus, there would be an additional 6,577,200 shares of our stock outstanding. For each 10% of the notes not converted, the additional shares would be decreased by 657,720 shares and interest expense would increase by approximately $570,000.

(f)	To record income tax provision at a 40% rate. The historical tax benefit of $13.9 million results from the reversal of our valuation allowance. Pro forma tax expense is recorded at the historical provision rate before the valuation allowance reversal.

(g)	The Goodyear North American farm tire assets and Continental off-the-road assets along with the corresponding pro forma entries increase pro forma basic earnings per share by $.38 and pro forma diluted earnings per share by $.32. The pro forma note conversion entries, assuming all notes are converted, decrease pro forma basic earnings per share by $.13 and pro forma diluted earnings per share by $.07. For each 10% of the notes not converted, the average shares outstanding would be decreased by 657,720 shares and pro forma earnings per share, basic, would decrease by approximately $.01 (one cent).

PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2006

	Historical		Pro Forma		Pro Forma
	Titan	Continental(a)	Adjustments		Titan
	(Amounts in thousands, except per share date)

Net sales	$513,891	$82,342	$0		$596.233
Cost of sales	443,255	62,201	1,028	(b)	506,484

Gross profit	70,636	20,141	(1,028)		89,749
Selling, general & administrative expenses	30,312	4,152	0		34,464
Royalty expense	3,952	0	0		3,952
Idled assets marketed for sale depreciation	2,722	0	0		2,722

Income (loss) from operations	33,650	15,989	(1,028)		48,611
Interest expense	(11,997)	0	(2,360	)(c)
			3,593	(d)	(10,764)
Other income	2,820	611	0		3,431

Income before income taxes	24,473	16,600	205		41,278
Provision for income taxes	9,789	0	6,722	(e)	16,511

Net income (loss)	$14,684	$16,600	$(6,517)		$24,767

Income per common share(f)
Basic	$.75	—	—		$.94
Diluted	.65	—	—		.93
Average common shares and equivalent outstanding Basic	19,671	—	6,577	(d)	26,248
Diluted	26,027	—	—		26,590

(a)	The Continental column includes the following pro forma numbers for the period of July 1, 2006, to July 31, 2006 (amounts in thousands): Sales — $11,763; Cost of sales — $8,886; Selling, general & administrative — $593; and Other income — $87.

(b)	To record the difference in depreciation between the actual depreciation recorded on the Continental off-the-road tire assets and the calculated amount if the Company had acquired these assets on January 1, 2006. The difference is the result of differing asset values and lives. The Company uses straight-line depreciation with the following lives: Buildings — 25 years; Machinery & Equipment — 10 years; Tools, Dies and Molds — 5 years.

(c)	To record the additional interest for the Continental off-the-road tire acquisition for the nine months ended September 30, 2006. Interest is calculated using a rate of 7.76% derived from the terms of the Company’s revolving credit facility, which was LIBOR plus 3% during the period. The pro forma adjustment for interest would have been thirty-eight thousand dollars ($38,000) higher or lower if the interest rate had been 1/8% higher or lower.

(d)	To record the decrease in interest paid on the convertible notes, assuming that all outstanding notes were converted on January 1, 2005. If all notes were converted per the terms of the conversion offer in this prospectus, there would be an additional 6,577,200 shares of our stock outstanding. For each 10% of the notes not converted, the additional shares would be decreased by 657,720 shares and interest expense would increase by approximately $359,000.

(e)	To record income tax provision at a 40% rate, the historical provision rate.

(f)	The Continental off-the-road assets along with the corresponding pro forma entries increase pro forma basic earnings per share by $.40 and pro forma diluted earnings per share by $.30. The pro forma note conversion entries, assuming all notes are converted, decrease pro forma basic earnings per share by $.21 and pro forma diluted earnings per share by $.02. For each 10% of the notes not converted, the average shares outstanding would be decreased by 657,720 shares and pro forma earnings per share, basic, would decrease by approximately $.02 (two cents).

The Conversion Offer

The company	Titan International, Inc.

The Convertible Notes	5.25% Senior Convertible Notes due 2009. The Convertible Notes are governed by an Indenture, dated as of July 26, 2004 (the “Indenture”), among the Company and U.S. Bank National Association as trustee.

The conversion offer	Upon the conversion to common stock of each Convertible Note in the conversion offer, we are offering to increase the current conversion rate, as more fully discussed below, on terms and subject to the conditions set forth herein.

Purposes of the conversion offer	The purposes of the conversion offer are to induce the conversion to common stock of any and all of the outstanding Convertible Notes to reduce our ongoing fixed interest obligations, and to improve the trading liquidity of our common stock by increasing the number of outstanding shares of common stock available for trading.

Conversion	The Convertible Notes will be convertible at a conversion rate of 81.0 shares of common stock per $1,000 principal amount of notes, less any fractional shares, subject to adjustment in accordance with the terms of the Convertible Notes. We are not required to issue fractional shares of common stock upon conversion of the Convertible Notes. Instead, we will pay a cash adjustment for such fractional shares based upon the closing price of the common stock on the business day preceding the settlement date.

Expiration date	, February , 2007, unless extended or earlier terminated by us. For example, we may extend the expiration date of this conversion offer so that the expiration date occurs upon or shortly after the satisfaction of the conditions to the conversion offer.

Settlement date	The settlement date in respect of any Convertible Notes validly surrendered for conversion prior to 5:00 p.m., New York City time, on the expiration date is expected to occur promptly following the expiration date.

How to surrender Convertible Notes	See “The Conversion Offer — Procedures for Surrendering Convertible Notes in the Conversion Offer” and the attached letter of transmittal. For further information, you may call the conversion agent at the telephone number set forth on the back cover of this conversion offer prospectus, or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Withdrawal and revocation rights	Convertible Notes surrendered for conversion may be validly withdrawn at any time up until 5:00 p.m., New York City time, on the expiration date. In addition, surrendered Convertible Notes may be validly withdrawn after the expiration date if the Convertible Notes have not been accepted for conversion after the expiration of 40 business days from January , 2007. If the conversion offer is terminated, the Convertible Notes surrendered in the conversion offer will be promptly returned to the surrendering holders.

Conditions precedent to the conversion offer	Our obligation to increase the conversion rate in respect of Convertible Notes validly surrendered for conversion pursuant to the conversion offer is contingent upon the satisfaction of certain conditions. See “The Conversion Offer — Conditions to the Conversion Offer.”

Material U.S. federal income tax considerations	For a discussion of the material U.S. federal income tax considerations of this conversion offer, see “Material U.S. Federal Income Tax Considerations.”

Use of proceeds	We will not receive any cash proceeds from the surrender of Convertible Notes in the conversion offer.

Brokerage commissions	No brokerage commissions are payable by the holders of Convertible Notes to the dealer manager, the information agent, the conversion agent, the trustee or us.

Dealer manager	Merrill Lynch, Pierce, Fenner & Smith Incorporated is the dealer manager for the conversion offer. Merrill Lynch’s address and telephone number are included on the back cover of this conversion offer prospectus.

Information agent	Global Bondholder Services Corporation is the information agent for the conversion offer. Its address and telephone number are included on the back cover of this conversion offer prospectus.

Conversion agent	Global Bondholder Services Corporation is the conversion agent for the conversion offer. Its address and telephone number are included on the back cover of this conversion offer prospectus.

Regulatory approvals	We are not aware of any other material regulatory approvals necessary to complete the conversion offer, other than the obligation to have the registration statement of which this conversion offer prospectus forms a part declared effective by the SEC, to file a Schedule TO with the SEC and to otherwise comply with applicable securities laws.

No appraisal rights	Holders of Convertible Notes have no appraisal rights in connection with the conversion offer.

Further information	If you have questions regarding the conversion offer, please contact the dealer manager, Merrill Lynch & Co. You may call Merrill Lynch toll-free at (888) 654-8637 or collect at (212) 449-4914. If you have questions regarding the procedures for converting your Convertible Notes in the conversion offer, please contact Global Bondholder Services Corporation, the conversion agent, toll-free at (866) 470-4200. If you require additional conversion offer materials, please contact Global Bondholder Services Corporation, the information agent, at (866) 470-4200. You may also write to any of these entities at one of their respective addresses set forth on the back cover of this conversion offer prospectus.

RISK FACTORS

You should consider carefully each of the following risks and all of the other information set forth in this conversion offer prospectus before deciding whether to surrender Convertible Notes for conversion in the conversion offer. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, those events could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to the Conversion Offer

Upon consummation of the conversion offer, holders who surrender their Convertible Notes for common stock will lose their rights under the Convertible Notes, including, without limitation, their rights to future interest and principal payments and their rights as a creditor of the Company.

If you surrender your Convertible Notes for conversion into our common stock pursuant to the conversion offer, you will be giving up all of your rights as a holder of Convertible Notes, including, without limitation, your right to future interest and principal payments with respect to the Convertible Notes. You will also cease to be a creditor of the Company. Any shares of common stock that are issued upon conversion of the Convertible Notes will be, by definition, junior to claims of the Company’s creditors which, in turn, are effectively subordinate to the claims of the creditors of the Company’s subsidiaries. In addition, the Company may not be able to pay dividends on the common stock until after it has satisfied its debt obligations.

Our ability to pay dividends on our common stock is limited.

Payment of dividends on our common stock will depend on the earnings and cash flows of our business and that of subsidiaries, and on our subsidiaries’ ability to pay dividends or to advance or repay funds to us. Before declaring any dividend, our board of directors will consider factors that ordinarily affect dividend policy, such as earnings, cash flow, estimates of future earnings and cash flow, business conditions, regulatory factors, our financial condition and other matters within its discretion, as well as contractual restrictions on our ability to pay dividends. We may not be able to pay dividends in the future or, if paid, we cannot assure you that the dividends will be in the same amount or with the same frequency as in the past.

Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, our revolving credit facility and the indenture governing our senior unsecured notes may restrict our ability to pay cash dividends. Agreements governing future indebtedness will likely contain restrictions on our ability to pay cash dividends.

Our board of directors has not made a recommendation as to whether you should convert your Convertible Notes into common stock in the conversion offer, and we have not obtained a third-party determination that the conversion offer is fair to holders of our Convertible Notes.

Our board of directors has not made, and will not make, any recommendation as to whether holders of Convertible Notes should convert their Convertible Notes into common stock pursuant to the conversion offer. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of the Convertible Notes for purposes of negotiating the terms of this conversion offer, or preparing a report or making any recommendation concerning the fairness of this conversion offer.

The market price and value of our common stock may fluctuate, and reductions in the price of our common stock could make the Convertible Notes a less attractive investment.

The market price of our common stock may fluctuate widely in the future. If the market price of our common stock declines, the value of the shares of common stock you would receive upon conversion of your Convertible Notes will decline. The trading value of our common stock could fluctuate depending upon any number of specific or general factors, many of which are beyond our control. See “— Risks Related to Our Business” and “— Risks Related to Our Capital Stock” below.

Future sales of shares of our common stock may depress its market price.

Sales of substantial numbers of additional shares of common stock, including up to 6,577,200 shares of common stock underlying the Convertible Notes being registered as part of the conversion offer and sales of shares that may be issued in connection with future acquisitions, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. Our amended and restated certificate of incorporation provides that we have authority to issue 60,000,000 shares of common stock. As of December 31, 2006, there were approximately 19,898,902 shares of common stock outstanding, approximately 1,150,060 shares of common stock issuable upon exercise of currently outstanding stock options and approximately 6,014,815 shares of common stock issuable upon conversion of our Convertible Notes (without taking into account the conversion offer). The Convertible Notes are currently convertible at a conversion rate of 74.0741 shares of common stock per $1,000 principal amount of notes, subject to adjustment. The number of shares of our common stock to be issued in the conversion offer is based on the increased conversion rate of 81.0 shares of common stock per $1,000 principal amount of notes, subject to adjustment. All of the shares of our common stock to be issued in the conversion offer to holders who are not our affiliates will be freely tradable.

Our stock price may fluctuate significantly.

The market price of our common stock has been subject to volatility and, in the future, may fluctuate substantially due to a variety of factors, including, among others:

•	quarterly fluctuations in our operating results and earnings per share;

•	changes in our business, operations or prospects;

•	market and economic conditions;

•	future acquisitions;

•	developments in our relationships with our customers;

•	outcome of our legal proceedings;

•	the dilutive effect of the issuance of additional common stock in this conversion offer; and

•	sales of common stock by us or our shareholders, or the perception that such sales may occur.

In addition, the stock markets have, in recent years, experienced significant price fluctuations. Many companies experienced material fluctuations in their stock price that were not proportionate to their operating performance. Broad market fluctuations, general economic conditions and specific conditions in the industries in which we operate may adversely affect the market price of our common stock.

We may withhold 30% of the fair market value of the shares of common stock payable to Non-U.S. Holders that is attributable to the adjustment in the conversion rate pursuant to the conversion offer.

We may withhold taxes equal to 30% of the fair market value of the shares of common stock payable to each Non-U.S. Holder, as defined below, that is attributable to the adjustment in the conversion rate pursuant to the conversion offer, and submit the withheld amount to the Internal Revenue Service unless such Non-U.S. Holder provides us or our paying agent with the applicable forms to demonstrate an exemption from or entitlement to a reduced withholding tax rate. See “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders — Consequences of the Conversion.” Non-U.S. Holders should consult their own tax advisors regarding the application of the withholding tax rules to their particular circumstances, including the possibility of filing a claim for a refund of any tax withheld.

Risks Related to Holding Convertible Notes after the Conversion Offer

You may have difficulty selling the Convertible Notes that you do not convert.

The Convertible Notes are not listed on any national securities exchange and there is no established trading market for these notes. A substantial majority of the Convertible Notes are traded on the PORTALsm system of The NASDAQ Stock Market, Inc. However, we cannot assure you that an efficient or liquid trading market exists or will be able to be maintained in order for you to be able to sell your Convertible Notes at any time or from time to time. Also, if a large number of Convertible Notes are converted into common stock in the conversion offer, then it may be more difficult for you to sell your unconverted Convertible Notes.

Future trading prices of the Convertible Notes may depend on many factors, including, among other things, the price of our common stock, prevailing dividend rates, our operating results and the market for similar securities. We also cannot assure you that you will be able to sell your Convertible Notes at a particular time or that the prices that you receive if and when you sell will be favorable.

We are no longer obligated to maintain an effective registration statement that would permit you under the Securities Act to resell your Convertible Notes. Thus, it may now be harder for you to sell your Convertible Notes under the Securities Act and each resale will need to qualify for a valid exemption from registration.

The Convertible Notes will be effectively subordinated to our secured debt and will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

The Convertible Notes rank equal in right of payment to all of our other unsecured senior indebtedness and are effectively subordinated to all of our existing and future secured debt as to the assets securing such debt. As of September 30, 2006, after giving pro forma effect to the offering of our 8% Senior Unsecured Convertible Notes due 2012 and the use of proceeds therefrom, on a consolidated basis, we would have had an aggregate of approximately $282 million of debt outstanding, with no amount of secured debt, and approximately $125 million of additional borrowing capacity under the revolving credit facility, subject to certain conditions. Any debt incurred under our revolving credit facility will be secured by substantially all of our assets.

The Convertible Notes will also be structurally subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, of our subsidiaries. As of September 30, 2006, our subsidiaries had an aggregate of approximately $132 million of outstanding indebtedness and other liabilities. The indenture governing the Convertible Notes does not limit the amount of additional indebtedness our subsidiaries are permitted to incur in the future.

We may not have the ability to raise the funds necessary to purchase the Convertible Notes for cash upon the occurrence of a change in control.

Upon specified change in control events relating to Titan International, each holder of the Convertible Notes may require us to purchase for cash all or a portion of such holder’s Convertible Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, on such Convertible Notes to but excluding the date of purchase, plus in certain circumstances, a make-whole premium. We cannot assure you that we would have sufficient financial resources to purchase the Convertible Notes for cash or satisfy our other debt obligations if we are required to purchase the Convertible Notes at the option of the holders of such Convertible Notes or upon the occurrence of a change in control. In addition, events involving a change in control may result in an event of default under our revolving credit facility or other debt we may incur in the future. There can be no assurance what effect a change in control would have on our ability to pay interest, principal and premium, if any, on the Convertible Notes when due.

There are no restrictive covenants in the indenture for the Convertible Notes relating to our ability to incur future indebtedness or complete other transactions.

The indenture governing the Convertible Notes does not contain any financial covenants or restrictions on the payment of dividends. The indenture does not restrict the issuance or repurchase of securities by us or our subsidiaries. The indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a change in control except as described under “Description of Convertible Notes — Purchase at Option of Holders upon a Change of Control.” Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the Convertible Notes could be adversely affected.

Risks Related to Our Business

We operate in cyclical industries and, accordingly, our business is subject to the numerous and continuing changes in the economy.

Our sales are substantially dependent on three major industries, the agricultural equipment industry, the earthmoving/construction equipment industry (including military) and the consumer products industry (including trailers and ATVs). The business activity levels in these industries are subject to specific industry and general economic cycles. Accordingly, any downturn in these industries or general economy could materially adversely affect our business.

The agricultural equipment industry is affected by crop prices, farm income and farmland values, weather, export markets and government policies. Recently, demand for corn has caused significantly increased corn prices, which is generally good for our business. However, corn prices are subject to a number of risks and could decrease, which could have a material adverse effect on us. Corn prices are heavily dependent on federal legislation and new legislation is expected in 2007 or 2008, with a new majority in both the House of Representatives and the Senate. Any significant changes, or the expectation of significant changes, to federal agricultural policy, could have a material adverse effect on us. Another factor which has had significant positive impact on corn prices recently is demand for ethanol. This has been driven by high oil prices and federal legislation that encourages ethanol production and imposes limits on imported corn and ethanol. Reductions in oil prices or changes in federal ethanol policy, or the expectation of changes, could have a material adverse effect on our business. In addition, the agricultural equipment industry is subject to weather risks, including drought, flood and climate risks, any of which could have a material adverse effect on us.

The earthmoving/construction industry is affected by commodity prices, the levels of government and private construction spending and replacement demand. The consumer products industry is affected by consumer disposable income, weather, competitive pricing, energy prices and consumer attitudes. In addition, the performance of these industries is sensitive to interest rate changes and varies with the overall level of economic activity.

Due to capacity constraints at our Bryan, Ohio, off-the-road (OTR) tire facility, we are adding OTR tire capacity at our Freeport, Illinois, and Des Moines, Iowa, tire facilities. We are aligning production, which includes retooling, retraining personnel, and movement of equipment at the Bryan, Freeport and Des Moines facilities. This may cause our gross margin to be negative for the fourth quarter of 2006 as labor costs that are normally dedicated to making products were instead used for retooling, retraining and movement of equipment.

Our customer base is relatively concentrated.

Our ten largest customers, which are primarily original equipment manufacturers (“OEMs”), accounted for approximately 55% and 57% of our net sales for 2005 and 2004, respectively. Net sales to Deere represented 20% and 22% of our total net sales for 2005 and 2004, respectively. Net sales to CNH represented 11% of our total net sales for each of 2005 and 2004. No other customer accounted for more than 10% of our net sales in 2005 or 2004. As a result, our business could be adversely affected if one of our larger customers reduces its purchases from us due to work stoppages or slow-downs, financial difficulties, as a result of termination provisions, competitive pricing or other reasons. There is also continuing pressure from the OEMs to reduce costs, including the cost of products and services purchased from outside suppliers such as us. Although we have had long-term relationships with our major customers and expect that we will be able to continue these relationships, there can be no assurance that we will be able to maintain such relationships on terms favorable to us or at all. Any failure to maintain our relationship with a leading customer could have an adverse effect on our results of operations.

We face substantial competition from international and domestic companies.

We compete with several international and domestic competitors, some of which are larger and have greater financial and marketing resources than us. We compete primarily on the basis of price, quality, customer service, design capability and delivery time. Our ability to compete with international competitors may be adversely affected by currency fluctuations. In addition, foreign competitors in low-wage markets have a natural cost advantage over us that may enable them to offer lower prices. Certain of our OEM customers could, under certain circumstances, elect to manufacture certain of our products to meet their own requirements or to otherwise compete with us. There can be no assurance that our businesses will not be adversely affected by increased competition in the markets in which we operate or that our competitors will not develop products that are more effective or less expensive than our products or which could render certain of our products less competitive. From time to time certain of our competitors have reduced their prices in particular product categories, which has caused us to reduce our prices. There can be no assurance that in the future our competitors will not further reduce prices or that any such reductions would not have a material adverse effect on our business.

Acquisitions and joint ventures may require significant resources and/or result in significant unanticipated losses, costs or liabilities.

In the last 14 months we closed two significant acquisitions. In the future we may seek to grow by making acquisitions. Some of the businesses that we would consider acquiring, if they become available, are quite large and could become available at any time. Any future acquisitions will depend on our ability to identify suitable acquisition candidates, to negotiate acceptable terms for their acquisition and to finance those acquisitions. We will also face competition for suitable acquisition candidates that may cause us to pay too much. In addition, acquisitions (including our two recent acquisitions) require significant managerial attention, which may be diverted from our other operations. Furthermore, acquisitions of businesses or facilities entail a number of additional risks, including:

•	problems with integration of operations;

•	the inability to maintain key pre-acquisition customer, supplier and employee relationships and labor agreements;

•	increased operating costs; and

•	exposure to unanticipated liabilities.

Subject to the terms of our indebtedness, we may finance future acquisitions with cash from operations, additional indebtedness and/or by issuing additional equity securities. In addition, we could face financial risks associated with incurring additional indebtedness such as reducing our liquidity and access to financing markets and increasing the amount of cash flow required to service such indebtedness.

Our business could be negatively impacted if we fail to maintain satisfactory labor relations.

Approximately 48% of our employees in the United States are covered by three collective bargaining agreements. Upon the expiration of any of our collective bargaining agreements, however, we may be unable to negotiate new collective bargaining agreements on terms favorable to us, and our business operations may be affected as a result of labor disputes or difficulties and delays in the process of renegotiating our collective bargaining agreements. In 1998, the employees in our Des Moines, Iowa and Natchez, Mississippi facilities went on strike for 40 and 39 months, respectively. Our three labor agreements each expire on the same date in November 2010. The fact that these agreements all expire on the same date could increase the adverse consequences to us if we have difficulty when we negotiate new agreements in 2010. We cannot assure you that there will not be any other labor disruptions or strikes at our facilities that adversely affect our business.

We have incurred, and may incur in the future, net losses.

Although we generated net income in 2004, 2005 and the nine months ended September 30, 2006, we have incurred significant net losses previously. Reported net losses were $36.7 million, $35.9 million, and $34.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

We are exposed to price fluctuations of key commodities.

We do not generally enter into long-term commodity contracts and do not use derivative commodity instruments to hedge our exposures to commodity market price fluctuations. Therefore, we are exposed to price fluctuations of our key commodities, which consist primarily of steel and rubber which we primarily buy on the spot market. Although we attempt to pass on certain material price increases to our customers, there is no assurance that we will be able to do so in the future. Any increase in the price of steel and rubber that is not passed on to our customers could have an adverse material effect on our results of operations.

We rely on a limited number of suppliers.

We currently rely on a limited number of suppliers for certain key commodities, which consist primarily of steel and rubber, in the manufacturing of our products. The loss of our key suppliers or their inability to meet our price, quality, quantity and delivery requirements could have a significant adverse impact on our results of operations.

We may be subject to claims for damages for defective products, which could adversely affect our results of operations.

We warrant our products to be free of certain defects and accordingly may be subject in the ordinary course of business to product liability or product warranty claims. Losses may result or be alleged to result from defects in our products, which could subject us to claims for damages, including consequential damages. We do not carry significant product liability insurance and we cannot assure you that any insurance we maintain will be adequate for liabilities actually incurred. Any claims relating to defective products that result in liability exceeding our insurance coverage could have a material adverse effect on our financial condition and results of operations. Further, claims of defects could result in negative publicity against us, which could adversely affect our business

We are subject to risks associated with environmental laws and regulations.

Our operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. Our operations entail risks in these areas, and there can be no assurance that we will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future or to investigate or remediate contamination at currently or formerly owned or operated sites.

Our revenues are seasonal due to our dependence on agricultural, earthmoving, construction and recreational industries, which are seasonal.

The agricultural, earthmoving, construction and recreational industries are seasonal, with typically lower sales during our second half of the year. This seasonality in demand has resulted in fluctuations in our revenues and operating results. Because much of our overhead expenses are fixed, seasonal trends can cause reductions in our quarterly profit margins and financial condition, especially during our slower periods. During certain periods of the year, OEMs may shut down production for maintenance, inventory reduction or due to labor contracts, which can affect our results.

We may be adversely affected by changes in government regulations and policies.

Domestic and foreign political developments and government regulations and policies directly affect the agricultural, earthmoving/construction and consumer products industries in the United States and abroad. Regulations and policies relating to the agricultural industry include those encouraging farm acreage reduction in the United States and restricting deforestation techniques. In addition, U.S. government subsidies for ethanol have significantly enhanced demand for corn in recent periods. U.S. tariffs on imported ethanol have also reduced the supply of ethanol. Both of these factors have increased U.S. corn prices, which has been good for our agricultural equipment business. Regulations and policies relating to the earthmoving/construction industry include those regarding the construction of roads, bridges and other items of infrastructure. The modification of existing laws, regulations or policies or the adoption of new laws, regulations or policies could have an adverse effect on any one or more of these industries and therefore on our business.

Our success depends on attracting and retaining key personnel and qualified employees.

Our continued success and viability are dependent, to a certain extent, upon our ability to attract and retain qualified personnel in all areas of our businesses, especially management positions. In the event we are unable to attract and retain qualified personnel, our businesses may be adversely affected. Mr. Taylor, our Chairman and Chief Executive Officer, has been instrumental in the development and implementation of our business strategy. We do not maintain key-person life insurance policies on any of our executive officers. We have outstanding agreements with certain of our executive employees selected by the board of directors, which provide that the individuals will not receive any benefits if they voluntarily leave the company. In the event of a termination of the individual’s employment after a change of control (defined generally as an acquisition of 20% or more of our outstanding voting shares), the executive is entitled to receive salary, bonus and other fringe benefits. In addition, all unvested options and certain benefits become vested. Messrs. Taylor, Rodia and Hackamack and Ms. Holley are each a party to such an agreement. The loss or interruption of the continued full-time services of any of our executive officers, including Mr. Taylor, could have a material adverse effect on our business.

Unfavorable outcomes of legal proceedings could adversely affect our financial condition and results of operations.

We are a party to routine legal proceedings arising out of the normal course of business. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, we believe at this time that none of these actions, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations. However, due to the uncertainties involved in litigation, we cannot anticipate or predict material adverse effects on our financial condition, cash flows or results of operations as a result of efforts to comply with, or our liabilities pertaining to, legal judgments.

We are subject to corporate governance requirements, and costs related to compliance with, or failure to comply with, existing and future requirements could adversely affect our business.

We face corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently adopted by the SEC, the Public Company Accounting Oversight Board and the NYSE. These laws, rules and regulations continue to evolve and may become increasingly stringent in the future. Our failure to comply with these laws, rules and regulations may materially adversely affect our reputation, financial condition and the value of our securities, including the Convertible Notes.

Risks Related to Our Capital Stock

In addition to the risks discussed above in “— Risks Related to the Conversion Offer” and “— Risks Related to Our Business,” the following risks, among others, are important to an investment in our capital stock:

Issuances of one or more series of preferred stock could adversely affect holders of our common stock.

Our board of directors is authorized to issue one or more series of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

QUESTIONS AND ANSWERS ABOUT THE CONVERSION OFFER

These answers to questions that you may have as a holder of our Convertible Notes are highlights of selected information included elsewhere or incorporated by reference in this conversion offer prospectus. To fully understand the conversion offer and the other considerations that may be important to your decision about whether to participate in it, you should carefully read this conversion offer prospectus in its entirety, including the section entitled “Risk Factors,” as well as the information incorporated by reference in this conversion offer prospectus. See “Incorporation of Certain Documents by Reference.” For further information about us, see the section of this conversion offer prospectus entitled “Where You Can Find More Information.”

Why are you making the conversion offer?

We are making the conversion offer to reduce our ongoing fixed interest obligations and to improve the trading liquidity of our common stock. The conversion offer allows current holders of Convertible Notes to receive a greater number of shares of our common stock than they would otherwise have previously received upon conversion of the Convertible Notes.

What aggregate principal amount of Convertible Notes is being sought in the conversion offer?

We are offering to convert all outstanding Convertible Notes into our common stock. As of January 18, 2007, $81.2 million principal amount of Convertible Notes was outstanding.

What will I receive in the conversion offer if I surrender my Convertible Notes for conversion and they are accepted?

For the Convertible Notes you validly surrender as part of the conversion offer and we accept for conversion, you will receive 81.0 shares per $1,000 principal amount of Convertible Notes, subject to adjustment. The Convertible Notes are currently convertible at a conversion rate of 74.0741 shares of common stock per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a conversion price of approximately $13.50 per share. The conversion offer allows current holders of Convertible Notes who surrender their Convertible Notes for conversion on or before 5:00 p.m., New York City time, on February   , 2007 to receive a conversion rate of 81.0 shares per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a conversion price of approximately $12.35 per share. This represents an increase in the conversion rate of 6.9259 shares per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a decrease in the conversion price of approximately $1.15 per share.

We are not required to issue fractional shares of common stock upon conversion of the Convertible Notes in the conversion offer. Instead, we will pay a cash adjustment for all fractional shares based upon the closing price of the common stock on the business day preceding the settlement date.

Your right to receive the above consideration in the conversion offer is subject to all of the conditions set forth in this conversion offer prospectus and the related letter of transmittal.

When will I receive the consideration for surrendering my Convertible Notes pursuant to the conversion offer?

Assuming that we have not previously elected to terminate the conversion offer, Convertible Notes validly surrendered for conversion in accordance with the procedures described in this conversion offer prospectus and the letter of transmittal before 5:00 p.m., New York City time, on the expiration date will, upon the terms and subject to the conditions of the conversion offer, including all conditions thereto, be accepted for conversion and will be converted into shares of common stock at the increased conversion rate on the settlement date. The settlement date will occur promptly after the expiration date, and we expect that the settlement date will occur within three business days after the expiration date. If the conversion offer is not completed, no such conversion will occur, the conversion rate of the notes will not be increased and we will return your Convertible Notes. We must waive or satisfy all conditions to the conversion offer on or prior to the expiration date to accept any Convertible Notes for conversion in the conversion offer.

How does the consideration I will receive if I convert my Convertible Notes in the conversion offer compare to the payments I would receive on the Convertible Notes if I do not convert now?

If you do not surrender Convertible Notes pursuant to the conversion offer, you will continue to receive interest payments at an annual rate of 5.25%. Interest payments are made on June 30 and December 31 of each year through July 26, 2009 or until such earlier time as they are converted into common stock or redeemed by us. See “Description of Our Convertible Notes — General.” You will also continue to have the right to convert your Convertible Notes into common stock in accordance with their original terms. If you do not surrender your Convertible Notes in the conversion offer, you will not be entitled to receive any conversion consideration as part of the conversion offer.

If, however, you participate in the conversion offer, you will receive the consideration described above in “— What will I receive in the conversion offer if I surrender my Convertible Notes for conversion and they are accepted?”

What other rights will I lose if I convert my Convertible Notes in the conversion offer?

If you validly surrender your Convertible Notes and we accept them for conversion, you would lose the rights of a holder of Convertible Notes. For example, you would lose the right to receive semi-annual interest payments and principal payments. You would also lose your rights as a creditor of the Company.

May I convert only a portion of the Convertible Notes that I hold?

Yes. You do not have to convert all of your Convertible Notes to participate in the conversion offer. However, you may only surrender Convertible Notes for conversion in integral multiples of $1,000 principal amount of the Convertible Notes.

If the conversion offer is consummated and I do not participate in the conversion offer or I do not convert all of my Convertible Notes in the conversion offer, how will my rights and obligations under my remaining outstanding Convertible Notes be affected?

The terms of your Convertible Notes, if any, that remain outstanding after the consummation of the conversion offer will not change as a result of the conversion offer.

What do you intend to do with the Convertible Notes that are converted in the conversion offer?

Convertible Notes accepted for conversion by us in the conversion offer will be cancelled.

Are you making a recommendation regarding whether I should participate in the conversion offer?

We are not making any recommendation regarding whether you should convert or refrain from converting your Convertible Notes in the conversion offer. Accordingly, you must make your own determination as to whether to convert your Convertible Notes in the conversion offer and, if so, the amount of Convertible Notes to convert. Before making your decision, we urge you to carefully read this conversion offer prospectus in its entirety, including the information set forth in the section of this conversion offer prospectus entitled “Risk Factors,” and the other documents incorporated by reference in this conversion offer prospectus.

Will the common stock to be issued in the conversion offer be freely tradable?

Yes. The shares of our common stock to be issued in the conversion offer have been approved for listing on the New York Stock Exchange under the symbol “TWI.” Generally, the common stock you receive in the conversion offer will be freely tradable, unless you are considered an “affiliate” of ours, as that term is defined in the Securities Act. For more information regarding the market for our common stock, see the section of this conversion offer prospectus entitled “Market for Our Common Stock and Convertible Notes.”

What are the conditions to the conversion offer?

The conversion offer is conditioned upon:

•	the effectiveness of the registration statement of which this conversion offer prospectus forms a part; and

•	the other closing conditions described in “The Conversion Offer — Conditions to the Conversion Offer.”

The conversion offer is not conditioned upon any minimum amount of Convertible Notes being surrendered for conversion. We may waive certain conditions of this conversion offer. If any of the conditions are not satisfied or waived, we will not complete the conversion offer. For more information regarding the conditions to the conversion offer, see the section of this conversion offer prospectus entitled “The Conversion Offer — Conditions to the Conversion Offer.”

How will fluctuations in the trading price of our common stock affect the consideration offered to holders of Convertible Notes?

Our common stock is traded on the New York Stock Exchange under the symbol “TWI.” The last reported sale price of our common stock on January 17, 2007 was $21.47 per share. At present, the Convertible Notes are convertible at a conversion rate of 74.0741 shares per $1,0000 principal amount of notes, subject to adjustment, which is equivalent to a conversion price of approximately $13.50 per share.

We are offering to convert the Convertible Notes at a conversion rate of 81.0 shares per $1,000 principal amount of notes, subject to adjustment and less fractional shares, which is equivalent to a conversion price of approximately $12.35 per share. If the market price of our common stock declines, the then market value of the fixed portion of the shares of common stock you will receive in the conversion of your Convertible Notes will also decline. However, the number of shares of common stock you would receive in the conversion offer will not vary based on the trading price of our common stock. The trading price of our common stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally. See “Risk Factors — Risks Related to the Conversion Offer — The market price and value of our common stock may fluctuate, and reductions in the price of our common stock could make the Convertible Notes a less attractive investment.”

When does the conversion offer expire?

The conversion offer will expire at 5:00 p.m., New York City time, on          , February   , 2007, unless extended or earlier terminated by us.

Under what circumstances can the conversion offer be extended, amended or terminated?

We reserve the right to extend the conversion offer for any reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the conversion offer in any respect prior to the expiration date of the conversion offer. Further, we may be required by law to extend the conversion offer if we make a material change in the terms of the conversion offer or in the information contained in this conversion offer prospectus or waive a material condition to the conversion offer. During any extension of the conversion offer, Convertible Notes that were previously surrendered for conversion and not validly withdrawn will remain subject to the conversion offer. We reserve the right, in our sole and absolute discretion, to terminate the conversion offer, at any time prior to the expiration date of the conversion offer if any condition to the conversion offer is not met and the requirement that the registration statement of which this conversion offer prospectus forms a part is declared effective by the SEC. If the conversion offer is terminated, no Convertible Notes will be accepted for conversion and any Convertible Notes that have been surrendered for conversion will be returned to the holder promptly after the termination. For more information regarding our right to extend, amend or terminate the conversion offer, see the section of this conversion offer prospectus entitled “The Conversion Offer — Expiration Date and Amendments.”

How will I be notified if the conversion offer is extended, amended or terminated?

If the conversion offer is extended, amended or terminated, we will promptly make a public announcement by issuing a press release, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the conversion offer. For more information regarding notification of extensions, amendments or the termination of the conversion offer, see the section of this conversion offer prospectus entitled “The Conversion Offer — Expiration Date and Amendments.”

What risks should I consider in deciding whether or not to convert my Convertible Notes?

In deciding whether to participate in the conversion offer, you should carefully consider the discussion of risks and uncertainties affecting our business, the Convertible Notes and our common stock that are described in the section of this conversion offer prospectus entitled “Risk Factors,” and the documents incorporated by reference in this conversion offer prospectus.

What are the material U.S. federal income tax considerations of my participating in the conversion offer?

Bodman LLP, our legal counsel, has provided a legal opinion concerning the tax treatment of the conversion offer for U.S. federal income tax purposes. For more details, please see the section of this conversion offer prospectus entitled “Material U.S. Federal Income Tax Considerations.” You should consult your own tax advisor for a full understanding of the tax considerations of participating in the conversion offer.

How will the conversion offer affect the trading market for the Convertible Notes that are not exchanged?

The Convertible Notes are not listed on any national securities exchange and there is no established trading market for these notes. The notes are traded on the PORTALsm system of The NASDAQ Stock Market, Inc. If a sufficiently large number of Convertible Notes do not remain outstanding after the conversion offer, the trading market for the remaining outstanding Convertible Notes may become even less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in Convertible Notes. In such an event, your ability to sell your Convertible Notes not surrendered in the conversion offer may be impaired. See “Risk Factors — Risks Related to the Conversion Offer — You may have difficulty selling the Convertible Notes that you do not convert.”

Are your financial condition and results of operations relevant to my decision to convert my shares as part of the conversion offer?

Yes. The price of our common stock and the Convertible Notes are closely linked to our financial condition and results of operations. For information about the accounting treatment of the conversion offer, see the section of this conversion offer prospectus entitled “The Conversion Offer — Accounting Treatment.”

Will you receive any cash proceeds from the conversion offer?

No. We will not receive any cash proceeds from the conversion offer.

How do I convert my Convertible Notes in the conversion offer?

If you beneficially own Convertible Notes that are held in the name of a broker or other nominee and wish to convert such notes, you should promptly instruct your broker or other nominee to convert on your behalf. To convert Convertible Notes, Global Bondholder Services Corporation, the conversion agent, must receive, prior to the expiration date of the conversion offer:

•	either

•	the certificates representing such Convertible Notes and a duly executed and completed letter of transmittal, or

•	in the case of book-entry transfer, a timely confirmation of book-entry transfer of such Convertible Notes, and

•	either

•	a properly completed and executed letter of transmittal, or

•	a properly transmitted agent’s message through the automated tender offer program, or ATOP, of The Depository Trust Company, which we refer to in this conversion offer prospectus as the “depositary” or “DTC,” according to the procedure for book-entry transfer described in this conversion offer prospectus.

For more information regarding the procedures for converting your Convertible Notes, see the section of this conversion offer prospectus entitled “The Conversion Offer — Procedures for Converting Convertible Notes in the Conversion Offer.”

What happens if some or all of my Convertible Notes are not accepted for conversion?

If we decide for any reason not to accept some or all of your Convertible Notes, the Convertible Notes not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the conversion offer by book entry transfer into the conversion agent’s account at DTC. DTC will credit any validly withdrawn or unaccepted Convertible Notes to your account at DTC. For more information, see the section of this conversion offer prospectus entitled “The Conversion Offer — Withdrawal Rights.”

Until when may I withdraw Convertible Notes previously surrendered for conversion?

If not previously returned, you may withdraw Convertible Notes that were previously surrendered for conversion at any time until the conversion offer has expired. In addition, you may withdraw any Convertible Notes that you surrender that are not accepted for conversion by us after the expiration of 40 business days from January   , 2007, if such shares have not been previously returned to you. For more information, see the section of this conversion offer prospectus entitled “The Conversion Offer — Withdrawal Rights.”

How do I withdraw Convertible Notes previously surrendered for conversion?

To withdraw Convertible Notes previously surrendered for conversion, you must either give written notice of withdrawal which must be received by the conversion agent on or before the expiration date, or, in the case of book-entry transfer, you must comply with the appropriate procedures of DTC’s automated tender offer program. For more information regarding the procedures for withdrawing these notes, see the section of this conversion offer prospectus entitled “The Conversion Offer — Withdrawal Rights.”

Will I have to pay any fees or commissions if I convert my Convertible Notes in this conversion offer?

If your Convertible Notes are held through a broker or other nominee who surrenders the Convertible Notes on your behalf (other than those surrendered through the dealer manager), your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply. Otherwise, you will not be required to pay any fees or commissions to us, the dealer manager, the conversion agent or the information agent in connection with the conversion offer.

With whom may I talk if I have questions about the conversion offer?

If you have questions regarding the conversion offer, please contact the dealer manager, Merrill Lynch & Co. You may call Merrill Lynch toll-free at (888) 654-8637 or collect at (212) 449-4914. If you have questions regarding the procedures for converting your Convertible Notes in the conversion offer, please contact Global Bondholder Services Corporation, the conversion agent, toll-free at (866) 470-4200. If you require additional conversion offer materials, please contact Global Bondholder Services Corporation, the information agent, at (866) 470-4200. You may also write to any of these entities at one of their respective addresses set forth on the back cover of this conversion offer prospectus.

THE CONVERSION OFFER

Purpose and Effect

The purposes of the conversion offer are to induce the conversion to common stock of any and all of the outstanding Convertible Notes to reduce our ongoing fixed interest obligations and to improve the trading liquidity of our common stock by increasing the number of outstanding shares of common stock available for trading. We are offering to increase the conversion rate for the Convertible Notes surrendered for conversion upon the terms and subject to the conditions set forth in this conversion offer prospectus and the related letter of transmittal. The Convertible Notes are currently convertible at a conversion rate of 74.0741 shares of common stock per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a conversion price of approximately $13.50 per share. The conversion offer allows current holders of Convertible Notes who surrender their Convertible Notes for conversion on or before 5:00 p.m., New York City time, on February   , 2007 to receive a conversion rate of 81.0 shares per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a conversion price of approximately $12.35 per share. This represents an increase in the conversion rate of 6.9259 shares per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a decrease in the conversion price of approximately $1.15 per share. Any Convertible Notes that are converted in the conversion offer will be cancelled and retired.

Terms of the Conversion Offer

Pursuant to the terms of the conversion offer, including the terms or conditions of any extension or amendment of the conversion offer, we will accept for conversion, and promptly convert pursuant to the terms of the Convertible Notes, at the increased conversion rate, all Convertible Notes validly surrendered for conversion pursuant to the conversion offer and not validly withdrawn (or, if withdrawn, validly re-surrendered after such withdrawal). The conversion agent will act as agent for converting holders for the purpose of receiving shares of common stock from us and transmitting such shares to the converting holders.

For $1,000 aggregate principal amount of Convertible Notes you validly surrender as part of the conversion offer and we accept for conversion, you will receive a conversion rate of 81.0 shares per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a conversion price of approximately $12.35 per share.

We are not required to issue fractional shares of common stock upon conversion of the Convertible Notes in the conversion offer. Instead, we will pay a cash adjustment for all fractional shares based upon the closing price of the common stock on the business day preceding the settlement date.

Subject to Rule 14e-1(c) of the Securities Exchange Act of 1934, as amended, we reserve the right in our sole discretion and at any time to delay acceptance for conversion of, or payment of conversion consideration in respect of, Convertible Notes for such time as may be needed to obtain any required governmental regulatory approvals. See “— Conditions to the Conversion Offer.” In all cases, the conversion agent will make payment to holders of Convertible Notes or beneficial owners of the conversion consideration for such notes surrendered for conversion pursuant to the conversion offer only after the conversion agent has received, prior to the expiration date:

•	either of the following:

(1) certificates representing the Convertible Notes to be converted in the conversion offer; or

(2) timely confirmation of a book-entry transfer of the Convertible Notes into the conversion’s agent account at DTC pursuant to the procedures set forth in this section; and

•	either of the following:

(1) a properly completed and duly executed letter of transmittal, together with any other forms, signatures, guarantees, documents or information that may be required thereby; or

(2) a properly transmitted agent’s message through ATOP.

For purposes of this conversion offer, Convertible Notes surrendered for conversion will only be deemed to have been accepted for conversion and payment of conversion consideration if, as and when we give proper notice of such acceptance to the conversion agent.

Converting holders will not be obligated to pay brokerage fees or commissions to the dealer manager, the information agent, the conversion agent, the trustee or us. Converting holders will not be required to pay transfer taxes on the payment of the conversion consideration, except as provided in the letter of transmittal.

Expiration Date and Amendments

The conversion offer will expire at 5:00 p.m., New York City time, on          , February   , 2007, unless we, in our sole discretion, extend the conversion offer, in which case the term “expiration date” means the latest date and time to which we extend the conversion offer. In any event, the conversion offer will be open for at least 20 full business days.

We also may extend the conversion offer or amend or terminate the conversion offer if any of the conditions described below under “— Conditions to the Conversion Offer” have not been satisfied or waived prior to the expiration date by giving proper notice to the conversion agent of the delay, extension, amendment or termination. Further, we reserve the right, in our sole discretion and at any time, to amend the terms of the conversion offer in any manner permitted or not prohibited by applicable law. We will notify you as promptly as practicable of any extension, amendment or termination in accordance with applicable law. We will also file an amendment to the registration statement of which this conversion offer prospectus is a part with respect to any fundamental change in the conversion offer.

If we determine to extend the conversion offer, then we will notify the conversion agent of any extension by oral or written notice and give each registered holder notice of the extension by means of a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any extension, all Convertible Notes previously surrendered for conversion will remain subject to the conversion offer and may be accepted for conversion by us, except that surrendered notes may be validly withdrawn after the expiration date if the Convertible Notes have not been accepted for conversion after the expiration of 40 business days from January   , 2007. Any Convertible Notes not accepted for conversion for any reason will be returned without expense to the surrendering holder promptly after the expiration or termination of the conversion offer.

Procedures for Surrendering Convertible Notes for Conversion

Submission of Convertible Notes

The submission of Convertible Notes for conversion as described below and our acceptance of such notes will constitute a binding agreement between the converting holder and us upon the terms and conditions described in this conversion offer prospectus and in the accompanying letter of transmittal. Except as described below, a converting holder who wishes to submit Convertible Notes for conversion in response to the conversion offer must deliver the notes, together with a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the conversion agent at the address listed on the back cover page of this conversion offer prospectus prior to 5:00 p.m., New York City time, on          , February   , 2007. All notes not converted in response to the conversion offer will be returned to the submitting holder at our expense as promptly as practicable following the expiration date.

THE METHOD OF DELIVERY OF NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

There are no guaranteed delivery procedures in connection with this conversion offer.

Book-Entry Delivery Procedures

Any financial institution that is a participant in DTC may make book-entry delivery of the Convertible Notes by causing DTC to transfer such notes into the conversion agent’s account in accordance with that facility’s procedures for the transfer. In connection with a book-entry transfer, a letter of transmittal need not be transmitted to the conversion agent, as long as the book-entry transfer procedure is complied with prior to 5:00 p.m., New York City time, on the expiration date and an agent’s message (as defined below) is received by the conversion agent prior to 5:00 p.m., New York City time, on the expiration date. The term “agent’s message” means a message, transmitted by DTC to, and received by, the conversion agent, which states that (1) DTC has received an express acknowledgement from the participant in DTC submitting Convertible Notes for conversion, (2) the participant has received and agrees to be bound by the terms of the letter of transmittal and (3) we may enforce the agreement against the participant.

Signatures and Signature Guarantees

Each signature on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed, unless the notes surrendered for conversion with that letter of transmittal are submitted (1) by a registered holder of the notes who has not completed either the box entitled “Special Conversion Instructions” or the box entitled “Special Delivery Instructions” in the letter of transmittal, or (2) for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, each known as an eligible institution. In the event that a signature on a letter of transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, the guarantee must be by an eligible institution. If the letter of transmittal is signed by a person other than the registered holder of the Convertible Notes, the Convertible Notes surrendered for conversion must either (1) be endorsed by the registered holder, with the signature guaranteed by an eligible institution, or (2) be accompanied by a stock power, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder, with the signature guaranteed by an eligible institution. The term “registered holder” as used in this paragraph with respect to the Convertible Notes means any person in whose name such notes are registered on the books of the transfer agent and registrar for the notes.

If any letter of transmittal, endorsement, stock power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, the signatory should so indicate when signing, and, unless waived by us, submit proper evidence of the person’s authority to so act, which evidence must be satisfactory to us in our sole discretion.

Beneficial Owners

Any beneficial owner of the Convertible Notes whose notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to submit notes for conversion in the conversion offer should contact the broker, dealer, commercial bank, trust company or other nominee promptly and instruct it to have the registered holder submit such notes for conversion on the beneficial owner’s behalf. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

Backup Withholding

To prevent U.S. federal income tax backup withholding, each converting holder of Convertible Notes that is a U.S. person generally must provide the conversion agent with the holder’s correct taxpayer identification number and certify that the holder is not subject to U.S. federal income tax backup withholding by completing the Form W-9 provided with the letter of transmittal. Each converting holder of notes that is not a U.S. person generally must provide the conversion agent with an applicable Form W-8, certifying that the holder is not a U.S. person and is not subject to U.S. federal income tax backup withholding. For a discussion of the material U.S. federal income tax considerations relating to backup withholding, see “Material U.S. Federal Income Tax Considerations.”

Determination of Validity

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Convertible Notes surrendered for conversion pursuant to any of the procedures described above in our sole discretion, and this determination will be final and binding. We reserve the absolute right to reject any and all surrenders of any notes that we determine not to be in proper form or if our acceptance for conversion of, or payment of conversion consideration in respect of, such notes may, in our opinion or the opinion of our counsel, be unlawful. We also reserve the absolute right, in our sole discretion, to waive any of the conditions of the conversion offer or any defect or irregularity in any surrender with respect to any holder’s notes, whether or not similar defects or irregularities are waived in the case of other holders. Our interpretation of the terms and conditions of the conversion offer and the documents delivered in connection therewith will be final and binding. Neither we, nor the conversion agent, the dealer manager, the information agent, nor any other person, will be under any duty to give notification of any defects or irregularities in surrenders or will incur any liability for failure to give any such notification. If we waive our right to reject a defective surrender, the holder will be entitled to the conversion consideration.

Withdrawal Rights

You may withdraw your submission of Convertible Notes for conversion at any time before the conversion offer expires. In addition, you may withdraw any previously surrendered Convertible Notes that are not accepted for conversion by us after the expiration of 40 business days from January   , 2007, if such notes have not been previously returned to you.

For a withdrawal to be effective, the conversion agent must receive a written or facsimile notice of withdrawal at its address listed on the back cover of this conversion offer prospectus. A facsimile transmission notice of withdrawal that is received prior to receipt of a surrender of notes sent by mail and postmarked prior to the date of the facsimile transmission of withdrawal will be treated as a withdrawn surrender. The notice of withdrawal must:

•	specify the name of the person who surrendered the notes to be withdrawn;

•	identify the notes to be withdrawn, including the amount of notes and certificate number, or, in the case of shares surrendered by book-entry transfer, the name and number of the DTC account to be credited, and otherwise comply with the procedures of DTC and the letter of transmittal;

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which those notes were surrendered, including any required signature guarantee, or be accompanied by documents of transfer and properly completed irrevocable proxies sufficient to permit our transfer agent to register the transfer of those notes into the name of the depositor withdrawing the surrender; and

•	if certificates for notes have been transmitted, specify the name in which notes are registered if different from that of the withdrawing holder.

If you have delivered or otherwise identified to the conversion agent the certificates for Convertible Notes, then, before the release of these certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with the signatures guaranteed by an eligible guarantor institution, unless the holder is an eligible guarantor institution.

We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any notes so withdrawn will be deemed not to have been validly surrendered for purposes of the conversion offer. We will return any notes that have been surrendered but that are not converted for any reason to the holder, without cost, promptly after withdrawal, rejection of surrender or termination of the conversion offer. In the case of notes surrendered by book-entry transfer into the conversion agent’s account at DTC, the notes will be credited to an account maintained with DTC for the notes. You may re-surrender properly withdrawn notes by following one of the procedures described under “— Procedures for Surrendering Convertible Notes” at any time on or before the expiration date.

Conditions to the Conversion Offer

General Conditions

Notwithstanding any other term of the conversion offer, we will not be required to accept for conversion or to convert Convertible Notes if we have not obtained all governmental regulatory approvals required to consummate the conversion offer. In addition to the other conditions described above, we will not be required to complete the conversion offer if:

•	the registration statement of which this conversion offer prospectus forms a part has not been declared effective by the SEC;

•	except as to holders who are or may be affiliates of us, the shares of common stock to be received will not be tradable by the holder without restriction under the Securities Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the conversion offer, or the making of any conversion by a holder of notes, would violate any applicable law, regulation or interpretation of the staff of the SEC;

•	any action or proceeding is instituted or threatened in any court or by or before any governmental, regulatory or administrative agency or instrumentality or by any other person in connection with the conversion offer which, in our judgment:

•	is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects; or

•	would or might prohibit, prevent, restrict or delay consummation of the conversion offer;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality, that, in our sole judgment:

•	is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects; or

•	would or might prohibit, prevent, restrict or delay consummation of the conversion offer;

•	there shall have occurred or be likely to occur any event affecting our business or financial affairs that, in our sole judgment, would or might prohibit, prevent, restrict or delay consummation of the conversion offer;

•	there has occurred:

•	any general suspension of, or limitation on prices for, trading in securities in the U.S. securities or financial markets;

•	any significant adverse change in the price of the Convertible Notes or the common stock;

•	a material impairment in the trading market for securities;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or other financial markets;

•	any limitation that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions;

•	a commencement or escalation of war or armed hostilities or other national or international calamity directly or indirectly involving the United States; or

•	in the case of any of the foregoing in existence on the date of this conversion offer prospectus, a material acceleration or worsening thereof.

The conditions described in this section are for our sole benefit and we may assert them prior to the expiration date regardless of the circumstances giving rise to any condition. Subject to applicable law, we may waive these conditions in our discretion in whole or in part prior to the expiration date, except as to the requirement that the registration statement be declared effective by the SEC, which condition we will not waive. If we waive any waivable conditions, the waiver will apply to all holders of Convertible Notes who submit their notes for conversion in the conversion offer and we will continue the conversion offer for at least five business days after the waiver. If we fail at any time to exercise any of the above rights, the failure will not be deemed a waiver of those rights, and those rights will be deemed ongoing rights which may be asserted at any time and from time to time.

We will not accept for conversion any Convertible Notes surrendered, and will not issue common stock in conversion for any surrendered Convertible Notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this conversion offer prospectus forms a part.

For conditions that are based upon the occurrence of an event, we will determine whether the event has in fact occurred. For conditions that require a legal conclusion or analysis, we may seek and rely upon the advice of our legal counsel to determine whether that condition has been satisfied. For conditions that are subject to our sole discretion or judgment, our management or board of directors (or a committee thereof) will make a good faith determination as to whether the condition is satisfied based upon an assessment of the facts, circumstances and other information known by us at the time the decision is to be made, and we may, but are not obligated to, seek the advice, approval or consent of any other person. At present, we have not made a decision as to what circumstances would lead us to waive any condition and any such waiver would depend on all of the facts and circumstances prevailing at the time of the waiver. Any determination made by us concerning the events described in this section will be final and binding upon all affected persons.

Resales of Common Stock Received Pursuant to the Conversion Offer

Assuming that the registration statement of which this conversion offer prospectus forms a part is declared effective by the SEC, common stock received by holders of Convertible Notes pursuant to this conversion offer may be offered for resale, resold and otherwise transferred without further registration under the Securities Act and without delivery of a prospectus meeting the requirements of Section 10 of the Securities Act if the holder is not our “affiliate” within the meaning of Rule 144(a)(1) under the Securities Act. Any holder who is our affiliate at the time of the conversion must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resales, unless such sale or transfer is made pursuant to an exemption from such requirements and the requirements under applicable state securities laws.

Consequences of Failure to Convert Convertible Notes in the Conversion Offer

Holders who desire to convert their Convertible Notes into common stock in the conversion offer should allow sufficient time to ensure timely delivery. Neither we nor the conversion agent is under any duty to give notification of defects or irregularities with respect to the requests for conversion.

Convertible Notes that are not converted or are submitted for conversion but not accepted will, following the consummation of the conversion offer, continue to be subject to the existing restrictions on transfer set forth in the legend on the Convertible Notes and in the offering memorandum, dated July 20, 2004, relating to the issuance of such notes. In general, the Convertible Notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company kept a registration statement effective with respect to the resales of the Convertible Notes and the common stock into which such Convertible Notes were convertible for two years. Any Convertible Notes not sold pursuant to such registration statement are subject to the transfer restrictions described in the offering memorandum.

Convertible Notes that are not converted in the conversion offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the Convertible Notes.

Accounting Treatment

The difference between the fair value of the consideration transferred to holders of the Convertible Notes that convert their notes in the conversion offer and the fair value of common stock issuable pursuant to the original conversion terms, will be subtracted from net income to arrive at net income available to common shareholders and will affect the calculation of earnings per common share in the current period. Assuming all notes are converted, a noncash convertible debt conversion charge of approximately $11 million will be recorded as a reduction of net income in the period of conversion. The fees and expenses we incur in connection with the conversion offer will also be recorded as a reduction of net income in the current period.

Appraisal Rights

None of our stockholders will have any appraisal rights with respect to the conversion offer.

MARKET FOR OUR COMMON STOCK AND CONVERTIBLE NOTES

Our common stock is listed on the New York Stock Exchange under the symbol “TWI.” Our Convertible Notes are not traded or quoted on an established trading market, although the Convertible Notes are traded on the PORTALsm system of The NASDAQ Stock Market, Inc. The following table sets forth the high and low sales price on the New York Stock Exchange and dividends declared per share of our common stock during the periods shown.

	Common Stock
	High	Low	Dividends

Year Ended December 31, 2005:
First Fiscal Quarter	$15.45	$12.30	$0.005
Second Fiscal Quarter	15.85	13.12	0.005
Third Fiscal Quarter	14.58	12.64	0.005
Fourth Fiscal Quarter	18.17	13.15	0.005
Year Ended December 31, 2006:
First Fiscal Quarter	$17.64	$16.55	$0.005
Second Fiscal Quarter	19.76	16.20	0.005
Third Fiscal Quarter	19.40	16.65	0.005
Fourth Fiscal Quarter	20.85	17.52	0.005
Year Ended December 31, 2007:
First Fiscal Quarter (through January 17, 2007)	$21.60	$19.74	$—

On January 17, 2007, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $21.47 per share. On December 31, 2006, we believe there were approximately 800 holders of record of Titan common stock and there were approximately 2,200 beneficial owners of our common stock.

DTC is the sole holder of record of the Convertible Notes.

We paid a $0.005 per share dividend on our common stock each quarter beginning in the second quarter of 2001. The future payment of dividends on our common stock is subject to the discretion of our board of directors, restrictions under our outstanding Convertible Notes, restrictions under our revolving credit facility and the indenture governing our senior unsecured notes due 2012 and the requirements of Illinois Corporation Law will depend upon general business conditions, our financial performance and other factors our board of directors may consider relevant.

USE OF PROCEEDS

We will not receive any cash proceeds from the conversion offer.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our historical ratio of earnings to fixed charges for each of the five most recent fiscal years and for the nine months ended September 30, 2006.

	Year Ended December 31,					Nine Months Ended
	2001	2002	2003	2004	2005	September 30, 2006

Ratio of earnings to fixed charges	n/a	n/a	n/a	2.06	1.25	2.95
Earnings deficiency	$52,324	$31,213	$33,147	$—	$—	$—

For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consist of interest expense including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

For the years ended December 31, 2001, 2002, and 2003, earnings were inadequate to cover fixed charges and the dollar amount of coverage deficiency is disclosed in the above table, in thousands.

DESCRIPTION OF OUR CONVERTIBLE NOTES

On July 26, 2004, the Company issued and sold $115,000,000 aggregate principal amount of Convertible Notes to initial purchasers who then sold the Convertible Notes in private placement transactions to qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933). The Convertible Notes were issued under an indenture between the Company and U.S. Bank National Association, as trustee, dated as of July 26, 2004. Our obligation to keep effective a shelf registration statement for the resale by noteholders of the notes or shares of common stock issued upon conversion of the notes expired on the second anniversary of the latest issuance of the notes, being July 26, 2006. The following section is a summary of the material provisions of the indenture and does not restate the indenture in its entirety. We urge you to read the indenture with respect to our Convertible Notes because it, and not this description, defines the rights as holders of the Convertible Notes. Copies of the indenture are available as set forth under “Where You Can Find More Information.”

As used in this description, references to “we,” “us,” “our” or “Titan” mean Titan International, Inc. and do not include any current or future subsidiary of Titan International, Inc.

General

The notes are general unsecured senior obligations of Titan International and rank equal in right of payment to all other unsecured indebtedness of Titan International. The notes are effectively subordinated to all of our existing and future secured debt as to the assets securing such debt and are structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. The indenture permits us to incur additional senior indebtedness, including secured debt.

The notes are convertible into shares of our common stock as described under “— Conversion Rights” below. As of January 18, 2007, $81,200,000 principal amount of notes was outstanding, and will mature on July 26, 2009, unless earlier purchased or converted. The notes are issued in denominations of $1,000 and multiples of $1,000.

The notes bear interest at the rate of 5.25% per year from the date of issuance of the original notes. Interest is payable semi-annually in arrears on June 30 and December 31 of each year, commencing December 31, 2004, to holders of record at the close of business on the preceding June 15 and December 15, respectively. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion or purchase by us at the option of the holder upon a change in control, interest will cease to accrue on the note under the terms of and subject to the conditions of the indenture.

Principal is payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency.

The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of indebtedness. The indenture also does not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change in control of Titan International, except to the extent described under “— Purchase at Option of Holders upon a Change in Control” below.

Conversion Rights

A holder may convert a note, in integral multiples of $1,000 principal amount, into 74.0741 shares of common stock per $1,000 principal amount of notes (the “conversion rate”) at any time before the close of business on July 26, 2009. Except as described below, no cash payment or other adjustment will be made on conversion of any notes for interest accrued thereon or for dividends on any common stock. Our delivery to the holder of the full number of shares of our common stock into which a note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the note and any accrued and unpaid interest. Any accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. In addition, a holder may be entitled to receive a make-whole premium as described under “— Purchase at Option of Holders upon a Change in Control.”

If notes are converted after a record date for an interest payment but prior to the next interest payment date, those notes must be accompanied by funds equal to the interest payable to the record holder on the next interest payment date on the principal amount so converted. We are not required to issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based upon the closing sale price per share of our common stock on the last trading day before the date of conversion.

The “sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the New York Stock Exchange or such other principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated. In the absence of a quotation, we will determine the sale price on the basis of such quotations as we consider appropriate.

The “trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation system or, if our common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which our common stock is then traded.

A holder may exercise the right of conversion by delivering the note to be converted to the specified office of the conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the third preceding paragraph. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of our common stock in a name other than the holder of the note. Certificates representing shares of our common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If a note is to be converted in part only, a new note or notes equal in principal amount to the unconverted portion of the note surrendered for conversion will be issued. The shares of our common stock issuable upon conversion will not be issued or delivered in a name other than that of the holder of the note unless the applicable restrictions on transfer have been satisfied.

The initial conversion rate will be adjusted for certain future events, including:

1. the issuance of our common stock as a dividend or distribution on our common stock to all holders of our common stock;

2. certain subdivisions and combinations of our common stock;

3. the issuance to all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase shares of our common stock (other than pursuant to a shareholders rights plan) or securities convertible into shares of our common stock, at a price per share or having a conversion price per share less than the then current market price per share of our common stock;

4. the dividend or other distribution to all holders of our common stock of shares of our capital stock (other than our common stock) or evidences of our indebtedness or our assets, including securities, but excluding: (A) those rights and warrants referred to in clause (3) above, (B) dividends and distributions in connection with a reclassification or change of our common stock, merger, consolidation, statutory share exchange, combination, sale or conveyance as described in the fourth succeeding paragraph below and (C) dividends or distributions paid exclusively in cash referred to in clause (5) below;

5. dividends or other distributions consisting exclusively of cash to all holders of our common stock, excluding: (A) any cash that is distributed as part of a distribution referred to in clause (4) above and (B) any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of our common stock in any quarter does not exceed $0.005 (the “dividend threshold amount”); the dividend threshold amount is subject to adjustment on the same basis as the conversion rate, provided that no adjustment will be made to the dividend threshold amount for any adjustment made to the conversion rate pursuant to this clause (5); and

6. the purchase of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the cash and fair market value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

Subject to the immediately succeeding sentence, no adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. Any adjustment that would otherwise be required to be made (a) will be carried forward and taken into account in any subsequent adjustment and (b) will be made five business days prior to the maturity of the notes (whether at stated maturity or otherwise) unless such adjustment has already been made prior to the adjustment contemplated by this clause (b). We will not make any adjustment if holders of notes are permitted to participate in the transactions described above.

In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, as described in clause (4) above, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

Except as stated above, the conversion rate will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

In the case of:

•	any reclassification or change of our common stock (other than changes resulting from changes in par value or as a result of a subdivision or combination);

•	a consolidation, merger or combination involving Titan International;

•	a sale or conveyance to another corporation of all or substantially all of our property and assets; or

•	any statutory share exchange;

in each case, as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that they would have owned or been entitled to receive upon such reclassification or change of our common stock, consolidation, merger, combination, sale, conveyance or statutory share exchange had such notes been converted into our common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange.

In addition, the indenture provides that upon conversion of the notes, the holders of such notes will receive, in addition to the shares of our common stock issuable upon such conversion, the rights related to such common stock pursuant to our existing and any future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there will not be any adjustment to the conversion rate as a result of:

•	the issuance of the rights;

•	the distribution of separate certificates representing the rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of the rights.

We may from time to time, to the extent permitted by law, increase the conversion rate of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of such increase. We may, but are under no obligation to, make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

If a taxable distribution to holders of our common stock or other transaction occurs that results in any adjustment of the conversion rate, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our common stock.

Sinking Fund

There is no sinking fund for the notes.

Purchase at Option of Holders upon a Change in Control

If a change in control occurs as set forth below, each holder of notes will have the right to require us to purchase for cash all of such holder’s notes, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is not later than 30 business days after the date we give notice of the change in control, at a purchase price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the purchase date, plus a make-whole premium under the circumstances described below. If such purchase date is after a record date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the holder of record of the notes on the relevant record date.

If a change in control occurs pursuant to the first or second bullet point of the definition thereof set forth below, we will pay a make-whole premium to the holders of the notes in addition to the purchase price of the notes on the change in control purchase date. The make-whole premium will also be paid on the change in control purchase date to holders of the notes who convert their notes into common stock on or after the date on which we have given a notice to all holders of notes of the occurrence of the change in control and on or before the change in control purchase date.

The make-whole premium will be determined by reference to the table below and is based on the date on which the change in control becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the transaction constituting the change in control. If holders of our common stock receive only cash in the transaction, the stock price shall be the cash amount paid per share of our common stock. Otherwise, the stock price shall be equal to the average closing sale price per share of our common stock over the five trading-day period ending on the trading day immediately preceding the effective date.

The following table shows what the make-whole premiums would be for each hypothetical stock price and effective date set forth below, expressed as a percentage of the principal amount of the notes.

Make-Whole Premium Upon a Change in Control (% of Face Value)

Stock Price on	Effective Date
Effective Date	July 26, 2004	July 26, 2005	July 26, 2006	July 26, 2007	July 26, 2008	July 26, 2009

$ 9.87	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
$13.00	25.8%	23.8%	21.2%	17.7%	12.4%	0.0%
$16.00	26.4%	23.8%	20.5%	16.1%	9.9%	0.0%
$19.00	24.2%	21.4%	17.7%	13.0%	6.9%	0.0%
$22.00	22.7%	19.6%	15.9%	11.2%	5.6%	0.0%
$25.00	21.4%	18.4%	14.6%	10.2%	5.0%	0.0%
$28.00	20.4%	17.4%	13.8%	9.5%	4.7%	0.0%
$40.00	17.6%	14.9%	11.9%	8.3%	4.4%	0.0%
$50.00	15.5%	13.3%	10.7%	7.7%	4.2%	0.0%
$60.00	13.5%	11.6%	9.6%	7.1%	4.1%	0.0%
$70.00	11.5%	9.9%	8.5%	6.6%	3.9%	0.0%

The make-whole premiums set forth above are based upon an interest rate of 5 1/4%, a closing sale price per share of our common stock of $9.87 on July 19, 2004 and a conversion rate that results in a conversion price of $13.50, which is 36.78% higher than the closing sale price per share of our common stock on July 19, 2004.

The actual stock price and effective date may not be set forth on the table, in which case:

•	if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the make-whole premium will be determined by a straight-line interpolation between the make-whole premiums set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable.

•	if the stock price on the effective date exceeds $70.00 per share (subject to adjustment as described below), no make-whole premium will be paid.

•	if the stock price on the effective date is less than $9.87 per share (subject to adjustment as described below), no make-whole premium will be paid.

The stock prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.

We will pay, at our option, the make-whole premium in cash, shares of our common stock or the same form of consideration used to pay for the shares of our common stock in connection with the transaction constituting the change in control.

If we decide to pay the make-whole premium in shares of our common stock, the value of our common stock to be delivered in respect of the make-whole premium shall be deemed to be equal to the average closing sale price per share of our common stock over the ten trading-day period ending on the trading day immediately preceding the change in control purchase date. We may pay the make-whole premium in shares of our common stock only if the information necessary to calculate the closing sale price per share of our common stock is published in a daily newspaper of national circulation or by other appropriate means.

In addition, our right to pay the make-whole premium in shares of our common stock is subject to our satisfying various conditions, including:

•	listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq National Market;

•	the registration of the common stock under the Securities Act and the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

If such conditions are not satisfied with respect to a holder prior to the close of business on the change in control purchase date, we will pay the make-whole premium in cash. We many not change the form of consideration to be paid with respect to the make-whole premium once we have given the notice that we are required to give to holders of record of notes, except as described in the immediately preceding sentence.

If we decide to pay the make-whole premium in the same form of consideration used to pay for the shares of our common stock in connection with the transaction constituting the change in control, the value of the consideration to be delivered in respect of the make-whole premium will be calculated as follows:

•	securities that are traded on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on the average closing price or last sale price, as applicable, over the ten trading-day period ending on the trading day immediately preceding the change in control purchase date;

•	other securities, assets or property (other than cash) will be valued based on 98% of the average of the fair market value of such securities, assets or property (other than cash) as determined by two independent nationally recognized investment banks selected by the trustee; and

•	100% of any cash.

Within 30 days after the occurrence of a change in control, we are required to give notice to all holders of record of notes, as provided in the indenture, stating among other things, (1) the occurrence of change in control and of their resulting purchase right and (2) whether we will pay the make-whole premium in cash, shares of our common stock or the same form of consideration used to pay for the shares of our common stock in connection with the transaction constituting the change in control. We must also deliver a copy of our notice to the trustee.

In order to exercise the purchase right upon a change in control, a holder must deliver prior to the change in control purchase date a change in control purchase notice stating among other things:

•	if certificated notes have been issued, the certificate numbers of the notes to be delivered for purchase:

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, a holder’s change in control purchase notice must comply with appropriate DTC procedures.

A holder may withdraw any change in control purchase notice upon a change in control by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, of the notes which remains subject to the change in control purchase notice.

In connection with any purchase offer in the event of a change in control, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1, and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

Payment of the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of such change in control purchase notice. Payment of the change in control purchase price for the note will be made promptly following the later of the change in control purchase date or the time of delivery of the note.

If the paying agent holds money or securities sufficient to pay the change in control purchase price of the note on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the change in control purchase price upon delivery of the note.

Under the indenture, a “change in control” of Titan International will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

•	the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger (except a merger by Titan International described in the following paragraph) or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

1. any transaction (a) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (b) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction;

2. any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

3. all of the consideration for the common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions constituting the change in control consists of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market, or which will be so traded or quoted when issued or exchanged in connection with the change in control, and as a result of such transaction or transactions the notes become convertible solely into such common stock; or

•	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our shareholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office.

Beneficial ownership will be determined in accordance with Rule 13d-3 promulgated by the SEC under the Securities Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

Rule 13e-4 under the Exchange Act requires the dissemination of information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note purchased by us (a) after the date that is two years from the latest issuance of the notes (or July 26, 2006) may, to the extent permitted by applicable law, be reissued or sold or may be surrendered to the trustee for cancellation or (b) on or prior to the date referred to in (a), will be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

No notes may be purchased by us at the option of holders upon the occurrence of a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Events of Default

Each of the following will constitute an event of default under the indenture:

•	our failure to pay when due the principal of any of the notes at maturity, upon exercise of a purchase right or otherwise;

•	our failure to pay an installment of interest, or additional interest, if any, on any of the notes, that continues for 30 days after the date when due;

•	our failure to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock or cash instead of fractional shares are required to be delivered upon conversion of a note, and such failure continues for 10 days after written notice of default is given to us by the trustee or to us and the trustee by the holder of such note;

•	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 30 days after written notice of such failure, requiring us to remedy the same, will have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any indebtedness for borrowed money in an amount in excess of $10 million, or there is an acceleration of indebtedness for borrowed money in an amount in excess of $10 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amounts of the notes then outstanding;

•	certain events of our bankruptcy, insolvency or reorganization or that of any of our significant subsidiaries; and

•	our filing of, or any of our significant subsidiaries’ filing of, a voluntary petition seeking liquidation, reorganization arrangement, readjustment of debts or for any other relief under the federal bankruptcy code.

For these purposes, “significant subsidiary” will have the meaning set forth in Rule 1-02(w) of Regulation S-X.

The indenture provides that the trustee will, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee will be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any repurchase obligation.

If an event of default specified in the sixth or seventh bullet above occurs and is continuing, then automatically the principal of all the notes and the interest thereon will become immediately due and payable. If an event of default occurs and is continuing, other than with respect to the sixth or seventh bullet above, the default not having been cured or waived as provided under “— Modifications and Waiver” below, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to receive from the holders of notes reasonable security or indemnity satisfactory to the trustee against any loss, liability or expense before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, Mergers and Sales of Assets

We may, without the consent of the holders of notes, consolidate with, merge into or sell, lease or transfer all or substantially all of our assets to any corporation, limited liability company, partnership or trust organized under the laws of the United States or any of its political subdivisions, provided that:

•	we are the resulting or surviving corporation or the successor person, if other than us, is a corporation, limited liability company, partnership or trust that (a) is organized and existing under the laws of the United States or any State of the United States and (b) assumes all our obligations under the indenture and the notes;

•	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, has happened and is continuing; and

•	an officers’ certificate stating that the consolidation, merger or transfer complies with the provisions of the indenture is delivered to the trustee.

Modifications and Waiver

Modifications and amendments to the indenture or to the terms and conditions of the notes may be made, and noncompliance by us may be waived, with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding. However, the indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	increasing the conversion rate, provided that the increase will not adversely affect the interests of holders of notes in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

•	curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not adversely affect the interests of the holders of the notes in any material respect;

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect;

•	complying with the requirements regarding merger or transfer of assets; or

•	providing for uncertificated notes in addition to the certificated notes so long as such uncertificated notes are in registered form for purposes of the Internal Revenue Code of 1986.

Notwithstanding the foregoing, no modification or amendment to, or any waiver of, any provisions of the indenture may, without the written consent of the holder of each note affected:

•	change the maturity of the principal of or any installment of interest on any note, or any payment of additional interest;

•	reduce the principal amount of, or interest on, or the amount of additional interest on, any note;

•	change the currency of payment of principal of or interest on any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

•	except as otherwise permitted or contemplated by provisions of the indenture concerning corporate reorganizations, materially adversely affect the purchase option of holders or the conversion rights of holders of the notes; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Satisfaction and Discharge

We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if all outstanding notes become due and payable at their scheduled maturity within one year, and we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity. However, we will remain obligated to issue shares of our common stock upon conversion of the notes until such maturity as described under “— Conversion Rights.”

Global Notes; Book-Entry; Form

The notes have been issued in the form of one or more global securities. The global security has been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of and interest (and any additional interest) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of or interest (or additional interest) on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Information Concerning the Trustee and Transfer Agent

U.S. Bank National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. The trustee, the transfer agent or their affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Registration Rights

We entered into a registration rights agreement with the initial purchasers of the notes. Our obligation to keep effective a shelf registration statement for the resale by noteholders of the notes or shares of common stock issued upon conversion of the notes expired on the second anniversary of the latest issuance of the notes, being July 26, 2006.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 60 million shares of common stock, no par value per share, and 4 million shares of preferred stock, no par value per share. As of December 31, 2006, 19,898,902 shares of our common stock were outstanding and 10,678,454 shares were held in the treasury of the Company. No shares of our preferred stock are issued and outstanding. The following description of our capital stock and certain provisions of our articles of incorporation is a summary. The description below is qualified in its entirety by the provisions of our articles of incorporation, which have been filed as an exhibit to our Quarterly Report or Form 10-Q for the quarter ended September 30, 1998.

Common Stock

The issued and outstanding shares of our common stock are validly issued, fully paid, and nonassessable. Holders of shares of our outstanding common stock are entitled to receive dividends if our board of directors decides to declare any dividends. Our common stock is neither redeemable nor convertible. Upon liquidation, dissolution, or winding up of Titan, holders of shares of our common stock are entitled to receive, pro rata, our assets that are legally available for distribution, after payment of all debts and other liabilities. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. Our articles of incorporation do not allow for cumulative voting in the election of directors.

Preferred Stock

Our articles of incorporation authorize the issuance of four million shares of preferred stock, no par value per share. Our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designation, preferences and relative, participating, optional or other special rights and such qualifications, limitations, or restrictions as provided in a resolution or resolutions adopted by our board of directors.

Options

As of December 31, 2006, 248,560 shares of our common stock were issuable upon exercise of options that were outstanding under our 1993 Stock Incentive Plan, 252,000 shares of our common stock were issuable upon exercise of options that were outstanding under our 1994 Non-Employee Directors Stock Option Plan, and 649,500 shares of our common stock were issuable upon exercise of options that were outstanding under our 2005 Equity Incentive Plan. As of December 31, 2006, an additional 1,213,720 shares were reserved for issuance under the 2005 Equity Incentive Plan.

Special Meetings of Stockholders

Our by-laws provide that special meetings of our stockholders may be called only by our chairman of the board, our president, our board of directors or by the holders of not less than one-fifth of all the outstanding shares entitled to vote on the matter for which the meeting is being called or the purpose or purposes stated in the meeting notice.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is LaSalle Bank N.A.

Listing

Our shares of common stock are listed on the NYSE under the symbol “TWI”.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations of the conversion offer relevant to holders of the Convertible Notes, but does not purport to be a complete analysis of all the potential tax consequences. This discussion does not deal with all aspects of U.S. federal income taxation that may be relevant to holders of Convertible Notes in light of their personal investment circumstances, nor does it deal with all U.S. federal income tax considerations applicable to certain types of holders subject to special treatment under U.S. federal income tax law (e.g., financial institutions, partnerships or other pass-through entities, expatriates or former long-term residents of the United States, holders subject to the alternative minimum tax, individual retirement accounts or other tax-deferred accounts, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, life insurance companies, real estate investment trusts, regulated investment companies, persons that hold Convertible Notes, or will hold shares of common stock received pursuant to the conversion offer, as a position in a “straddle,” or as part of a synthetic security or “hedge,” “conversion transaction,” “constructive sale” or other integrated investment, U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar, Non-U.S. Holders (as defined below), except for the specific discussion below, and tax-exempt organizations).

This discussion deals only with holders that hold the Convertible Notes, and will hold the shares of common stock received pursuant to the conversion offer, as “capital assets” (generally, property held for investment). This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and pronouncements of the Internal Revenue Service (the “IRS”), judicial decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect) and differing interpretations. No ruling from the IRS has been or will be sought on any of the matters discussed below, and there can be no assurance that the IRS will agree with the conclusions reached herein. Furthermore, this discussion does not address the tax consequences arising under the tax laws of any state, locality or foreign jurisdiction and does not deal with any U.S. federal laws other than those pertaining to income taxation.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of a Convertible Note that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (A) a court within the United States is able to exercise primary jurisdiction over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or (B) such trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Convertible Note that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or an entity that is treated as a partnership for U.S. federal income tax purposes) holds Convertible Notes, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partnerships (and other entities that are treated as partnerships for U.S. federal income tax purposes) and persons holding Convertible Notes through such partnership (or other entity) are urged to consult their own tax advisors.

THIS DISCUSSION IS INTENDED FOR GENERAL INFORMATION ONLY AND NOT AS TAX ADVICE. HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE CONVERSION OFFER, INCLUDING THE APPLICABILITY OF ANY FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN SUCH TAX LAWS OR INTERPRETATIONS THEREOF.

ADVICE PURSUANT TO TREASURY CIRCULAR 230.  THIS DISCUSSION WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY YOU FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU. THIS DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS ADDRESSED BY THIS DISCUSSION. YOU

SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

U.S. Holders

Status of the Convertible Notes and Treatment of the Conversion Offer.  The U.S. federal income tax consequences of the conversion of the Convertible Notes for shares of common stock pursuant to the conversion offer (the “Conversion”) depends on, among other things, whether the surrender of Convertible Notes for shares of common stock in the Conversion qualifies as a “recapitalization” under Section 368(a)(1)(E) of the Code and whether the Convertible Notes constitute “securities” for U.S. federal income tax purposes. A “recapitalization” under Section 368(a)(1)(E) generally is a reshuffling of the capital structure of an existing corporation pursuant to which stock or securities of the corporation are exchanged for other stock or securities of the corporation. The term “securities” is not defined in the Code or applicable Treasury regulations and has not been clearly defined by court decisions. The determination of whether a debt instrument constitutes a “security” for U.S. federal income tax purposes is based on all the facts and circumstances. A significant factor in this determination is the term to maturity of the instrument at the time of issuance. In general, a bona fide debt instrument that has a term of ten years or more is likely to be classified as a “security,” whereas a term of less than five years is normally considered too short to qualify. Courts have also focused on various other factors including, but not limited to, the degree of participation and continuing interest in the business, the extent of proprietary interest compared with the similarity of the instrument to a cash payment, and the overall purpose of the advances to which the instrument relates.

Based on the foregoing, the Convertible Notes may constitute “securities” and the surrender of Convertible Notes for shares of common stock in the Conversion may be treated for as a “recapitalization” under Section 368(a)(1)(E) of the Code. You should be aware, however, that there are no legal authorities directly on point and, as described below, alternative characterizations of the Conversion are possible. Thus, such conclusions are not free from doubt and there can be no assurance that the IRS will not challenge such treatment or that a court would not agree with the contrary position of the IRS in the event of litigation.

Consequences of the Conversion.  Based on treatment of the surrender of the Convertible Notes for shares of common stock in the Conversion as a recapitalization for U.S. federal income tax purposes, as discussed above, a U.S. Holder generally should recognize no gain or loss from the Conversion (other than with respect to any amounts attributable to accrued and unpaid interest and cash received in lieu of a fractional share of common stock). Generally, the tax basis in the shares of common stock received in the Conversion (other than shares attributable to accrued but unpaid interest) should be the same as the tax basis of the Convertible Note in respect of which such shares were received (less the portion of such basis, if any, allocable to cash received in lieu of a fractional share of common stock), and the holding period of such shares should include the holding period of such Convertible Note. Amounts attributable to accrued but unpaid interest should be taxable as ordinary interest income to the extent not previously included in gross income, should have a fair market value basis and should have a holding period that begins following the date of the Conversion. A U.S. Holder generally will recognize capital gain or loss on the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the U.S. Holder’s adjusted tax basis allocable to such fractional share.

The U.S. federal income tax consequences described in the preceding paragraph rely on the fact that the Conversion is not pursuant to a plan to periodically increase a shareholder’s proportionate interest in our assets or earnings and profits. In the event the Conversion was determined to be part of such a plan, Section 305 of the Code may apply to treat the shares of common stock received that are attributable to the adjustment in conversion rate pursuant to the conversion offer as a taxable stock dividend. In such event, such portion of the shares of common stock received generally should be taxable in full as dividend income and no portion of the tax basis of the Convertible Note in respect of which such shares were received generally should be allocated to such shares and the holding period of such shares generally should not include the holding period of such Convertible Note.

In addition, in the event the surrender of Convertible Notes for shares of common stock in the Conversion is determined not to constitute a recapitalization for U.S. federal income tax purposes, the Conversion could be treated as a fully taxable exchange of the Convertible Notes for the shares of common stock. Alternatively, since there is no authority directly on point, the Conversion could be treated as a partially taxable transaction, in which the

Conversion is treated as a tax-free conversion of the Convertible Notes pursuant to their terms coupled with the separate taxable receipt of additional shares of common stock as ordinary income (i.e., the shares of common stock received that are attributable to the adjustment in conversion rate pursuant to the conversion offer). Other characterizations are also possible. U.S. Holders are advised to consult their own tax advisors regarding the qualification of the Convertible Notes as securities and the surrender of the Convertible Notes for shares of common stock in the Conversion as a recapitalization for U.S. federal income tax purposes as well as the tax consequences to them of alternative characterizations.

U.S. Holders who acquired Convertible Notes subsequent to their original issuance at prices higher or lower than their initial issue price may be subject to special rules. For example, assuming the surrender of Convertible Notes for shares of common stock in the Conversion constitutes a recapitalization for U.S. federal income tax purposes, any accrued market discount on the Convertible Notes not previously included in gross income would be treated as ordinary income upon the subsequent disposition of the shares of common stock. Such U.S. Holders should consult their own tax advisors regarding the consequences of any market discount or premium with respect to their Convertible Notes.

Non-U.S. Holders

Consequences of the Conversion.  If, as described above, the surrender of Convertible Notes for shares of common stock in the Conversion is treated as a “recapitalization” under Section 368(a)(1)(E) of the Code for U.S. federal income tax purposes, a Non-U.S. Holder generally should not be subject to U.S. federal income or withholding tax in respect of the Conversion, other than with respect to (i) any gain in respect of cash received in lieu of a fractional share of common stock if (A) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met, or (B) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if certain United States income tax treaties apply, is attributable to a United States permanent establishment maintained by the Non-U.S. Holder, and (ii) amounts attributable to accrued but unpaid interest, which is addressed further below.

Certain Non-U.S. Holders may be subject to U.S. federal income or withholding tax in respect of the Conversion under certain circumstances if we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”). In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe we are or have been a USRPHC for any relevant period.

As described above under “— U.S. Holders,” there are no legal authorities directly addressing the U.S. federal income tax consequences of a transaction involving the adjustment to the conversion rate of a convertible debt instrument with substantially identical facts similar to the Conversion. Thus, the U.S. federal income tax consequences are not free from doubt and alternative characterizations exist. In the event the Conversion is treated as a fully taxable exchange of Convertible Notes for shares of common stock, a Non-U.S. Holder generally should not be subject to U.S. federal income or withholding tax unless (i) such Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met, (ii) any gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if certain United States income tax treaties apply, is attributable to a United States permanent establishment maintained by the Non-U.S. Holder, or (iii) we are or have been a USRPHC and the Non-U.S. Holder satisfies certain ownership requirements. As described in the discussion above relating to USRPHCs, we do not believe we are or have been a USRPHC for any relevant period.

Alternatively, in the event the Conversion is treated as a conversion of the Convertible Notes pursuant to their terms coupled with the separate receipt of additional shares of common stock, a Non-U.S. Holder generally should not be subject to U.S. federal income or withholding tax on the conversion but the separate receipt of additional shares may be subject to tax either as a dividend or additional ordinary income. Because of this uncertainty, 30% of the fair market value of the shares of common stock payable to a Non-U.S. Holder that is attributable to the adjustment in conversion rate pursuant to the conversion offer may be withheld and such amount or proceeds from the sale thereof paid over to the IRS unless an exemption from, or reduction of, withholding tax is applicable pursuant to an income tax treaty or because such amount is effectively connected with the conduct of a trade business by the Non-U.S. Holder in the United States. In order to claim an exemption from, or reduction of, such withholding tax, the Non-U.S. Holder must deliver a properly completed and duly executed IRS Form W-8ECI (or suitable successor form) with respect to amounts effectively connected with the conduct of a trade or business within the United States or IRS Form W-8BEN (or suitable successor or substitute form) with respect to an exemption or reduction under a treaty. Non-U.S. Holders should consult their own tax advisors regarding the application of the withholding tax rules to their particular circumstances, including the possibility of filing a claim for a refund of any tax withheld.

A Non-U.S. Holder generally should not be subject to U.S. federal income or withholding tax on amounts received that are attributable to accrued but unpaid interest, provided that, (i) such amounts are not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States, (ii) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (iii) the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership, (iv) the Non-U.S. Holder is not a bank whose receipt of interest on the Convertible Notes is described in Section 881(c)(3)(A) of the Code, and (v) either (A) the Non-U.S. Holder provides its name and address on a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) and certifies, under penalty of perjury, that it is not a United States person or (B) a securities clearing organization, bank or other financial institution holding the Convertible Notes on behalf of the Non-U.S. Holder certifies, under penalty of perjury, that it has received a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) from the Non-U.S. Holder and provides a copy thereof.

Distributions on Common Stock Received in the Conversion.  A Non-U.S. Holder generally should be subject to U.S. federal tax withholding at a rate of 30% with respect to any dividends paid on our shares of common stock unless either: (i) an applicable income tax treaty reduces or eliminates such tax, and the Non-U.S. Holder claims the benefit of that treaty by timely providing us with a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty; or (ii) the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder timely provides us with an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor form).

Sale, Exchange or Redemption of Common Stock.  Except as described below, any gain recognized by a Non-U.S. Holder on the sale, exchange or redemption of a share of common stock generally should not be subject to U.S. federal income or withholding tax unless (i) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met, (ii) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if certain United States income tax treaties apply, is attributable to a United States permanent establishment maintained by the Non-U.S. Holder, or (iii) we are or have been a USRPHC for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock and, provided our common stock continues to be regularly traded on an established securities market, the Non-U.S. Holder owns, actually or constructively, more than 5% of our common stock during such applicable period. We do not believe that we are currently a USRPHC but there can be no assurance that we will not be a USRPHC in the future or that shares of our common stock will remain regularly traded on an established securities market. In certain circumstances, a redemption may be recharacterized as a dividend and subject to the rules described above under “— Non-U.S. Holders — Distributions on Common Stock Received in the Conversion.”

Income and Gains Effectively Connected with a United States Trade or Business.  Income and gains described above that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States generally should be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate U.S. income tax rates, subject to any different treatment prescribed by an applicable tax treaty. In addition, a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may be subject to the branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable tax treaty in respect of a portion of its effectively connected earnings and profits for the taxable year.

Information Reporting and Backup Withholding

Information reporting and backup withholding rules are complex and holders of Convertible Notes participating in the conversion offer are urged to consult their own tax advisors regarding the application of these rules to them, including their qualification for exemption and the procedure for obtaining such exemption.

U.S. Holders.  In general, information reporting requirements should apply to payments to a U.S. Holder unless the U.S. Holder is an exempt recipient such as a corporation. Backup withholding tax (currently at a 28% rate) generally should also apply to such payments if such U.S. Holder fails to provide a taxpayer identification number, a certification of exempt status, or otherwise fails to comply with applicable backup withholding requirements. Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules generally should be allowed as a refund or credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

Non-U.S. Holders.  We must report annually to the IRS and to each Non-U.S. Holder the amount of interest on the Convertible Notes and dividends paid on the common stock to the Non-U.S. Holder, and the tax withheld therefrom, regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting these amounts may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder is resident. A Non-U.S. Holder generally should not be subject to additional information reporting or to backup withholding (currently at a 28% or more rate) with respect to payments of interest on the Convertible Notes or dividends on the common stock provided the Non-U.S. Holder has furnished to the payor or broker a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) certifying, under penalties of perjury, its status as a non-United States person or otherwise established an exemption.

We will report to the IRS the payment of the shares of common stock that are attributable to the adjustment in conversion rate pursuant to the conversion offer as income other than interest. As stated above under “— Non-U.S. Holders — Consequences of the Conversion,” 30% of this amount paid to Non-U.S. Holders may be withheld and such withheld amount or proceeds from the sale thereof paid over to the IRS unless an exemption or reduction applies.

The payment of the proceeds of the sale or other disposition the common stock by a Non-U.S. Holder to or through the U.S. office of any broker generally should be reported to the IRS and reduced by backup withholding at the applicable rate, unless the Non-U.S. Holder certifies its status as a non-United States person under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the sale or other disposition of the common stock by a Non-U.S. Holder to or through a non-U.S. office of a non-U.S. broker generally should not be reduced by backup withholding or reported to the IRS unless the non-U.S. broker has certain enumerated connections with the United States. The payment of proceeds from the sale or other disposition of the common stock by or through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States generally should be reported to the IRS and may be reduced by backup withholding at the applicable rate, unless the Non-U.S. Holder certifies its status as a non-United States person under penalties of perjury or otherwise establishes an exemption or the broker has specified documentary evidence in its files that the holder is a non-United States person.

Backup withholding is not an additional tax. Any amount withheld from a payment to a Non-U.S. Holder under the backup withholding rules generally should be allowed as a refund or credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this conversion offer prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this conversion offer prospectus from the date we file that document. Any reports filed by us with the SEC after the date of the initial filing of the registration statement of which this conversion offer prospectus forms a part and prior to the effectiveness of such registration statement, as well as any reports filed by us with the SEC after the date of this conversion offer prospectus and before the date that the offering of the securities is terminated or expires, will automatically update and, where applicable, supersede any information contained in this conversion offer prospectus or incorporated by reference in this conversion offer prospectus.

We incorporate by reference into this conversion offer prospectus the following documents filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed on February 24, 2006.

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2006, filed on April 27, 2006; for the quarter ended June 30, 2006, filed on July 28, 2006; and for the quarter ended September 30, 2006, filed on October 30, 2006.

•	Our Current Reports on Form 8-K dated January 23, 2006; February 2, 2006; February 23, 2006 (amending the Current Report on Form 8-K dated December 28, 2005); April 12, 2006; April 24, 2006; May 23, 2006; June 29, 2006: July 31, 2006; August 1, 2006; August 2, 2006; August 3, 2006; August 10, 2006; August 17, 2006; October 13, 2006 (amended the Current Report on Form 8-K dated August 1, 2006); December 13, 2006; December 14, 2006; December 20, 2006; December 21, 2006; and December 28, 2006 (other than any information contained in these reports that has been furnished to the SEC, which information is not incorporated by reference into this conversion offer prospectus).

With respect to the 8-K filed on August 10, 2006, the prospective financial information included in this 8-K and incorporated by reference into this offering document has been prepared by, and is the responsibility of, the Company’s management. PricewaterhouseCoopers LLP has neither examined nor compiled the prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in the Company’s Annual Report on Form 10-K and incorporated by reference in this offering document relates to the Company’s historical financial information. It does not extend to the prospective financial information and should not be read to do so. This prospective financial information was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

•	Our Proxy Statement filed on March 30, 2006.

•	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this conversion offer prospectus and before the termination of this offering.

We will provide without charge to each person to whom this conversion offer prospectus is delivered, upon his or her written or oral request, a copy of the filed documents referred to above, excluding exhibits, unless they are specifically incorporated by reference into those documents. You can request those documents from Cheri T. Holley, Vice President, Secretary and General Counsel, 2701 Spruce Street, Quincy, Illinois, telephone (217) 228-6011.

INTERESTS OF DIRECTORS AND OFFICERS

To our knowledge after reasonable inquiry, none of our directors, executive officers or controlling persons, or any of their affiliates or associates, own Convertible Notes or will be surrendering Convertible Notes for conversion pursuant to the conversion offer. Neither we, nor any of our subsidiaries or associates nor, to our knowledge after reasonable inquiry, any of our directors, executive officers, or controlling persons (or any of their affiliates), nor any executive officer or director of any of our subsidiaries, has engaged in any transactions in the Convertible Notes during the 60 days prior to the date hereof.

There is no present or proposed material agreement, arrangement, understanding or relationship between us and any of our executive officers, directors, controlling persons or subsidiaries, except as set forth in:

•	the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on February 24, 2006, with respect to relationships between us and our subsidiaries; and

•	the section entitled “Related Party Transactions” set forth in our Proxy Statement filed with the SEC on March 30, 2006, with respect to relationships between us and our executive officers, directors and controlling persons.

DEALER MANAGER

The dealer manager for the conversion offer is Merrill Lynch, Pierce, Fenner & Smith Incorporated. As dealer manager for the conversion offer, Merrill Lynch will perform services customarily provided by investment banking firms acting as dealer managers of conversion offers of a like nature, including, but not limited to, soliciting conversions pursuant to the conversion offer and communicating generally regarding the conversion offer with brokers, dealers, commercial banks and trust companies and other persons, including the holders of the Convertible Notes. As compensation for its services, we have agreed to pay the dealer manager $5.00 for each $1,000 aggregate principal amount of Convertible Notes that is validly tendered for conversion pursuant to the conversion offer and not withdrawn.

The dealer manager and its affiliates have rendered and may in the future render various investment banking, lending and commercial banking services and other advisory services to us and our subsidiaries. The dealer manager has received, and may in the future receive, customary compensation from us and our subsidiaries for such services. The dealer manager has regularly acted as an underwriter and an initial purchaser of equity and debt securities issued by us in public and private offerings and will likely continue to do so from time to time.

The dealer manager may from time to time hold Convertible Notes, shares of common stock and other securities of ours in its proprietary accounts, and, to the extent it owns Convertible Notes in these accounts at the time of the conversion offer, the dealer manager may surrender such Convertible Notes for conversion pursuant to the conversion offer. During the course of the conversion offer, the dealer manager may trade Convertible Notes and shares of common stock or effect transactions in other securities of ours for its own account or for the accounts of its customers. As a result, the dealer manager may hold a long or short position in the Convertible Notes, the common stock or other of our securities.

INFORMATION AGENT

Global Bondholder Services Corporation has been appointed as the information agent for the conversion offer. We have agreed to pay the information agent reasonable and customary fees for its services and will reimburse the information agent for its reasonable out-of-pocket expenses. All requests to the information agent for assistance in connection with the conversion offer or for additional copies of this conversion offer prospectus or related materials should be directed to the information agent at 65 Broadway, Suite 704, New York, New York 10006, telephone number (212) 430-3774.

CONVERSION AGENT

Global Bondholder Services Corporation has been appointed conversion agent for the conversion offer. We have agreed to pay the conversion agent reasonable and customary fees for its services and will reimburse the conversion agent for its reasonable out-of-pocket expenses. All completed letters of transmittal should be directed to the conversion agent at the address set forth on the back cover of this conversion offer prospectus. All requests to the conversion agent for assistance in connection with the conversion offer should be directed to the conversion agent as set forth on the back cover of this conversion offer prospectus.

FEES AND EXPENSES

Fees and expenses in connection with the conversion offer are estimated to be approximately $700,000. We will bear the cost of all of fees and expenses relating to the conversion offer. We are making the principal solicitation by mail and overnight courier. However, where permitted by applicable law, additional solicitations may be made by facsimile, telephone, email or in person by the dealer manager and the information agent, as well as by our and our affiliates’ officers and regular employees. We will also pay the conversion agent and the information agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses. We will indemnify each of the conversion agent, the dealer manager and the information agent against certain liabilities and expenses in connection with the conversion offer, including liabilities under the federal securities laws.

LEGAL MATTERS

The validity of the common stock to be issued in the conversion offer will be passed upon for us by Bodman LLP, Detroit, Michigan and Schmiedeskamp, Robertson, Neu & Mitchell, Quincy, Illinois. Certain legal matters will be passed upon for the dealer manager by Shearman & Sterling LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

MISCELLANEOUS

We are not aware of any jurisdiction in which the making of the conversion offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the conversion offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the conversion offer will not be made to (nor will surrenders of Convertible Notes for conversion in connection with the conversion offer be accepted from or on behalf of) the owners of such Convertible Notes residing in such jurisdiction.

Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the conversion offer. Such Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under “Where You Can Find More Information.”

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this conversion offer prospectus and, if given or made, such information or representation may not be relied upon as having been authorized by us or the dealer manager.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Copies of these materials may be examined without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. You may also obtain these materials from us at no cost by directing a written or oral request to us at Titan International, Inc., 2701 Spruce Street, Quincy, Illinois 62301, Attention: Cheri T. Holley, Vice President, Secretary and General Counsel, or by telephone at (217) 228-6011. In addition, the SEC maintains a web site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding us and other registrants that file electronically with the SEC.

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The conversion agent for the conversion offer is:

GLOBAL BONDHOLDER SERVICES CORPORATION

By Regular, Registered or Certified Mail; Hand or Overnight Delivery:	By Facsimile Transmission (for Eligible Institutions Only):

Global Bondholder Services Corporation 65 Broadway, Suite 723 New York, New York 10006 Attention: Corporate Actions	(212) 430-3775 Attention: Corporate Actions

For Confirmation by Telephone
(212) 430-3774

Any requests for additional copies of this conversion offer prospectus and the related materials may be directed to the information agent at the address and telephone number set forth below.

The information agent for the conversion offer is:

Global Bondholder Services Corporation
65 Broadway, Suite 704
New York, New York 10006
Banks and Brokers, call collect:
(212) 430-3774
All Other call Toll Free:
(866) 470-4200

Other requests for information relating to the conversion offer may be directed to the dealer manager at the address and telephone number set forth below.

The dealer manager for the conversion offer is:

MERRILL LYNCH & CO.
4 World Financial Center, 7th Floor
New York, New York 10080
Attention: Liability Management Group
(212) 449-4914 (collect)
(888) 654-8637 (toll free)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

We are incorporated under the laws of the State of Illinois. Section 8.75 of the Illinois Business Corporation Act of 1983, as amended (the “IBCA”) and Article Eleven of the registrant’s By-Laws provide for indemnification of our directors and officers and certain other persons, and Article Five of our Articles of Incorporation provides for a limitation of director liability. Under Section 8.75 of the IBCA, our directors and officers may be indemnified by us against all expenses incurred in connection with actions (including, under certain circumstances, derivative actions) brought against such director or officer by reason of his or her status as our representative, or by reason of the fact that such director or officer serves or served as a representative of another entity at our request, so long as the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests.

As permitted under Section 8.75 of the IBCA, our By-Laws provide that we shall indemnify directors and officers against all expenses incurred in connection with actions (including derivative actions) brought against such director or officer by reason of the fact that he or she is or was our director or officer, or by reason of the fact that such director or officer serves or served as an employee or agent of any entity at our request, unless the act or failure to act on the part of the director or officer giving rise to the claim for indemnification is determined by a court in a final, binding adjudication to have constituted willful misconduct or recklessness.

Our Articles of Incorporation limit the liability of a director to us or our stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that the Articles do not eliminate or limit director liability for any breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, under Section 8.65 of the IBCA (relating to unlawful distributions), or for any transaction from which the director derived an improper personal benefit.

Insurance is maintained on a regular basis against liabilities arising on the part of our directors and officers out of their performance in such capacities or arising on our part out of the foregoing indemnification provisions, subject to certain exclusions and to the policy limits.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number		Description

1	.1**	Form of Dealer Manager Agreement.
3.1		Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q for the quarterly period ended September 30, 1998 (No. 001-12936)).
3.2		Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-4 (No. 33-69228).
4.1		Indenture between the Company and U.S. Bank National Association dated July 26, 2004 (incorporated by reference to Exhibit 10.4. to the Company’s Form 10-Q for the quarterly period ended June 30, 2004 (No. 001-12936)).
5	.1*	Opinion of Bodman LLP.
5	.2*	Opinion of Schmeideskamp, Robertson, Neu & Mitchell.
8	.1*	Tax Opinion of Bodman LLP.
23	.1*	Consent of PricewaterhouseCoopers LLP.
23	.2*	Consent of Bodman LLP (included in Exhibit 5.1).
23	.3*	Consent of Schmeideskamp, Robertson, Neu & Mitchell (included in Exhibit 5.2).
24	.1*	Power of Attorney (included in signature page).
99	.1*	Letter of Transmittal.

Exhibit
Number		Description

99	.2*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99	.3*	Form of Letter to Clients.
99	.4*	Form W-9 and Instructions thereto.
99	.5*	Form of Conversion Agent and Information Agent Agreement, by and between Global Bondholder Services Corporation and Titan International, Inc.

*	Filed herewith.

**	To be filed by amendment.

Item 22.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6) To respond to requests for information that is incorporated by reference into the conversion offer prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(7) To supply by means of a post-effective amendment all information concerning a transaction that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Quincy, State of Illinois, on January 18, 2007.

Titan International, Inc.
(Registrant)

By:	/s/ CHERI T. HOLLEY
Name: Cheri T. Holley

Title:	Vice President, Secretary, and
General Counsel

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Cheri T. Holley and Kent W. Hackamack, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MAURICE M. TAYLOR JR. Maurice M. Taylor Jr.	Chief Executive Officer and Chairman (Principal Executive Officer)	January 18, 2007

/s/ KENT W. HACKAMACK Kent W. Hackamack	Vice President of Finance and Treasurer (Principal Financial Officer)	January 18, 2007

/s/ CHERI T. HOLLEY Cheri T. Holley	Vice President, Secretary, and General Counsel	January 18, 2007

/s/ ERWIN H. BILLIG Erwin H. Billig	Director	January 18, 2007

/s/ EDWARD J. CAMPBELL Edward J. Campbell	Director	January 18, 2007

/s/ RICHARD M. CASHIN JR. Richard M. Cashin Jr.	Director	January 18, 2007

Signature	Title	Date

/s/ ALBERT J. FEBBO Albert J. Febbo	Director	January 18, 2007

/s/ MITCHELL I. QUAIN Mitchell I. Quain	Director	January 18, 2007

/s/ ANTHONY L. SOAVE Anthony L. Soave	Director	January 18, 2007

EXHIBIT INDEX

Exhibit
Number		Description

1	.1**	Form of Dealer Manager Agreement.
3.1		Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q for the quarterly period ended September 30, 1998 (No. 001-12936)).
3.2		Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-4 (No. 33-69228).
4.1		Indenture between the Company and U.S. Bank National Association dated July 26, 2004 (incorporated by reference to Exhibit 10.4. to the Company’s Form 10-Q for the quarterly period ended June 30, 2004 (No. 001-12936)).
5	.1*	Opinion of Bodman LLP.
5	.2*	Opinion of Schmeideskamp, Robertson, Neu & Mitchell.
8	.1*	Tax Opinion of Bodman LLP.
23	.1*	Consent of PricewaterhouseCoopers LLP.
23	.2*	Consent of Bodman LLP (included in Exhibit 5.1).
23	.3*	Consent of Schmeideskamp, Robertson, Neu & Mitchell (included in Exhibit 5.2).
24	.1*	Power of Attorney (included in signature page).
99	.1*	Letter of Transmittal.
99	.2*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99	.3*	Form of Letter to Clients.
99	.4*	Form W-9 and Instructions thereto.
99	.5*	Form of Conversion Agent and Information Agent Agreement, by and between Global Bondholder Services Corporation and Titan International, Inc.

*	Filed herewith.

**	To be filed by amendment.